SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	On November 11, 2010, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2009 and 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 11, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On November 11, 2010, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and six months ended September 30, 2009 and 2010.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts, ratios and employees)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Three months ended September 30, 2009	Three months ended September 30, 2010	Fiscal year ended March 31, 2010
Total Revenues	¥461,741	¥481,874	¥229,315	¥247,584	¥930,658
Income before Income Taxes and Discontinued Operations	22,832	52,960	10,794	28,149	55,605
Net Income Attributable to ORIX Corporation	20,150	34,053	12,958	17,603	37,757
ORIX Corporation Shareholders’ Equity	—	—	1,265,438	1,279,800	1,298,684
Total Assets	—	—	7,918,537	8,643,758	7,739,800
ORIX Corporation Shareholders’ Equity Per Share (yen)	—	—	11,776.43	11,906.55	12,082.56
Earnings Per Share for Net Income Attributable to ORIX Corporation
Basic (yen)	207.45	316.81	125.89	163.77	370.52
Diluted (yen)	175.45	267.19	106.59	137.91	315.91
ORIX Corporation Shareholders’ Equity Ratio (%)	—	—	15.98	14.81	16.78
Cash Flows from Operating Activities	100,973	109,214	—	—	209,311
Cash Flows from Investing Activities	352,351	134,527	—	—	432,788
Cash Flows from Financing Activities	(319,130)	(126,442)	—	—	(466,924)
Cash and Cash Equivalents at End of Period	—	—	592,852	749,009	639,087
Number of Employees	—	—	18,348	18,049	17,725

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts related to Discontinued Operations have been reclassified retroactively.
	2.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the three months ended September 30, 2010, no significant changes were made in the Company and its subsidiaries’ operations.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended September 30, 2010 are as follows:

Additions:

There were no additions during the three months ended September 30, 2010.

Deletions:

There were no deletions during the three months ended September 30, 2010.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of September 30, 2010:

Number of employees
18,049

Note:	(a)	The above number represents individuals employed on a full-time basis.
	(b)	The average number of temporary employees for the three months ended September 30, 2010 was 5,555.

2.	Operating Results

(1) Earnings Summary

Total revenues and profits (losses) by segment for the three months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended September 30, 2009		Three months ended September 30, 2010		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits (losses)	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥24,309	¥(10,926)	¥26,590	¥2,929	¥2,281	9	¥13,855	—
Maintenance Leasing	56,780	5,786	55,734	7,288	(1,046)	(2)	1,502	26
Real Estate	53,295	10,467	43,125	1,619	(10,170)	(19)	(8,848)	(85)
Investment Banking	22,829	(3,976)	25,548	2,149	2,719	12	6,125	—
Retail	38,461	9,639	39,655	7,070	1,194	3	(2,569)	(27)
Overseas Business	45,766	10,232	40,774	11,043	(4,992)	(11)	811	8

Total	241,440	21,222	231,426	32,098	(10,014)	(4)	10,876	51

Difference between Segment Total and Consolidated Amounts	(12,125)	(10,428)	16,158	(3,949)	28,283	—	6,479	—

Total Consolidated Amounts	¥229,315	¥10,794	¥247,584	¥28,149	¥18,269	8	¥17,355	161

(2) Total Assets

Total assets by segment at September 30, 2010 and March 31, 2010 are as follows:

	Millions of yen
	September 30, 2010		March 31, 2010		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥1,088,198	12.6	¥1,178,458	15.2	¥(90,260)	(8)
Maintenance Leasing	531,905	6.2	515,716	6.7	16,189	3
Real Estate	1,071,433	12.4	1,079,273	14.0	(7,840)	(1)
Investment Banking	1,019,565	11.8	1,071,255	13.8	(51,690)	(5)
Retail	1,627,935	18.8	1,578,758	20.4	49,177	3
Overseas Business	788,856	9.1	860,815	11.1	(71,959)	(8)

Total	6,127,892	70.9	6,284,275	81.2	(156,383)	(2)

Difference between Segment Total and Consolidated Amounts	2,515,866	29.1	1,455,525	18.8	1,060,341	73

Total Consolidated Amounts	¥8,643,758	100.0	¥7,739,800	100.0	¥903,958	12

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating transactions for the three months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010	Change
			Amount	Percent (%)
Direct Financing Leases:
New equipment acquisitions	¥53,339	¥106,955	¥53,616	101
Installment Loans:
New loans added	164,671	248,814	84,143	51
Operating Leases:
New equipment acquisitions	59,881	60,248	367	1
Investment in Securities:
New securities added	130,729	217,797	87,068	67
Other Operating Transactions:
New assets added	6,901	13,020	6,119	89

3.	Risk Factors

There were no additional “Risk Factors” for the three months ended September 30, 2010.

In addition, there were not significant changes to the description under “Risk Factors” in the Form 20-F for the fiscal year ended March 31, 2010.

4.	Material Contract

Not applicable

5.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (Shihanki Houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

The global economy is in the process of a moderate recovery. However, recovery is occurring at different speeds in different countries. Developing economies continue to expand steadily and stock prices are rising. Conversely, proactive monetary easing continues in advanced economies, but economic improvement is lackluster.

Although concerns over a double dip in the United States. economy have eased, the economy is showing signs of a gradual slowdown. Unemployment rates continue to increase, housing investment remains low and consumer sentiment is weak.

Emerging economies in the Asian region continue to experience stable growth. Particularly in China, the economy is expanding centered on domestic demand, yet there is opposition toward Europe and U.S. policies concerning the renminbi and exports, the impact of which requires attention.

In Japan, the government has downgraded its overall assessment of the economy stating that it is at a “standstill” in its October monthly economic report. Corporate earnings are improving and capital expenditure is increasing, but the rapid appreciation of the yen and lingering concerns of a global economic slowdown have resulted in a cautious future outlook.

Financial Highlights

Financial Results for the Three Months Ended September 30, 2010

Total Revenues	¥247,584 million (Up 8% year on year)
Income before Income Taxes and Discontinued Operations	¥28,149 million (Up 161% year on year)
Net Income Attributable to ORIX Corporation	¥17,603 million (Up 36% year on year)
Earnings Per Share for Net Income Attributable to ORIX Corporation
(Basic)	¥163.77 (Up 30% year on year)
(Diluted)	¥137.91 (Up 29% year on year)
ROE (Annualized) *1	5.5% (4.2% during the same period of the previous fiscal year)
ROA (Annualized) *2	0.81% (0.65% during the same period of the previous fiscal year)

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Total Revenues

Total revenues increased 8% to ¥247,584 million compared to the three-month period ended September 30, 2009.

Revenues from “direct financing leases” for the three-month period ended September 30, 2010 (hereinafter “ the second quarter”) increased 4% to ¥12,513 million compared to the same period of the previous fiscal year.

“Investment in direct financing leases” for the second quarter increased compared to the same period of the previous fiscal year resulting from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd.

Revenues from “operating leases” for the second quarter increased 5% to ¥73,429 million compared to the same period of the previous fiscal year. This is mainly due to an increase in rental property revenues in the Real Estate segment in addition to continued robust performance of the automobile operations in the Maintenance Leasing segment.

“Interest on loans and investment securities” for the second quarter increased 34% to ¥42,941 million compared to the same period of the previous fiscal year. Due to the application of new accounting standards in this fiscal year relating to the consolidation of variable interest entities (VIEs) (see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities”), VIEs that have become subject to consolidation have increased and, as a result, interest on loans and investment securities increased compared to the same period of the previous fiscal year.

“Brokerage commissions and net gains on investment securities” for the second quarter more than doubled to ¥6,206 million. This was chiefly due to improved gains on private equity funds in Japan compared to the same period of the previous fiscal year despite a decrease in brokerage commissions in line with the deconsolidation of ORIX Securities Corporation.

“Life insurance premiums and related investment income” for the second quarter increased 3% to ¥31,926 million compared to the same period of the previous fiscal year. The year on year increase in the life insurance business is due to strong sales of medical insurance to retail customers and an increase in related investment income.

“Real estate sales” for the second quarter increased 30% to ¥13,747 million compared to the same period of the previous fiscal year.

“Gains on sales of real estate under operating leases,” mainly recorded in the Real Estate segment, decreased 81% to ¥328 million compared to the same period of the previous fiscal year due to a decrease in sales of real estate under operating leases that were not classified as discontinued operations.

“Other operating revenues” for the second quarter decreased 4% to ¥66,494 million compared to the same period of the previous fiscal year.

Total Expenses

Total Expenses for the second quarter decreased 3% to ¥223,484 million compared to the three-month period ended September 30, 2009.

“Interest expense” for the second quarter increased 52% to ¥31,281 million compared to the same period of the previous fiscal year due to the application of new accounting standards (see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities”) as mentioned above.

“Cost of operating leases” for the second quarter remained flat year on year at ¥48,652 million.

“Life insurance costs” for the second quarter decreased 2% to ¥24,133 million compared to the same period of the previous fiscal year.

“Cost of real estate sales” for the second quarter increased 23% to ¥12,453 million compared to the same period of the previous fiscal year in line with the above-mentioned increase in “real estate sales”.

“Other operating expenses” for the second quarter increased 7% to ¥40,678 million compared to the same period of the previous fiscal year.

“Selling, general and administrative expenses” for the second quarter decreased 13% to ¥50,014 million compared to the same period of the previous fiscal year mainly due to a decrease in expenses in line with the deconsolidation of ORIX Securities Corporation.

“Provision for doubtful receivables and probable loan losses” for the second quarter decreased 71% to ¥7,734 million compared to the same period of the previous fiscal year mainly due to a decrease in provisions for installment loans to real estate-related companies.

At the end of the second quarter, installment loans to real estate-related companies (excluding non-recourse loans issued by SPCs) accounted for ¥402,053 million or 19% of all outstanding domestic installment loans. Installment loans to real estate-related companies are secured in most cases with real estate collateral. Of this amount, loans individually evaluated for impairment decreased to ¥124,126 million from ¥152,455 million on March 31, 2010, and the valuation allowance for this amount decreased to ¥45,103 million from ¥53,122 million on March 31, 2010.

“Write-downs of long-lived assets” were ¥2,341 million in the second quarter compared to ¥196 million during the same period of the previous fiscal year. This is chiefly due to write-downs of real estate under operating leases in the Real Estate segment.

“Write-downs of securities” for the second quarter increased 71% to ¥5,697 million compared to the same period of the previous fiscal year. This is mainly due to write-downs recognized for specified bonds and preferred securities.

As a result of the foregoing changes, an operating profit of ¥24,100 million was recorded in the second quarter compared to an operating loss of ¥829 million during the same period of the previous fiscal year.

Net Income Attributable to ORIX Corporation

“Net Income Attributable to ORIX Corporation” increased 36% to ¥17,603 million compared to the same period of the previous fiscal year.

“Equity in net income of affiliates” for the second quarter decreased 12% to ¥4,056 million compared to the same period of the previous fiscal year.

“Gains (Losses) on sales of subsidiaries and affiliates and liquidation losses, net” was a loss of ¥7 million compared to a gain of ¥7,000 million during the same period of the previous fiscal year due to the sale of ORIX Credit Corporation in July 2009.

As a result of the foregoing changes, income before income taxes and discontinued operations was ¥28,149 million in the second quarter, a 161% increase compared to the same period of the previous fiscal year.

“Discontinued operations, net of applicable tax effect” in the second quarter was ¥347 million, down from ¥6,939 million during the same period of the previous fiscal year. This is chiefly due to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, net income attributable to ORIX Corporation for the second quarter increased 36% to ¥17,603 million compared to the same period of the previous fiscal year.

Segment Information

All segments maintained profitability during the second quarter as well as the first quarter.

Beginning this fiscal year, the Company changed the way it measures its segment assets and segment revenues related to certain VIEs which are consolidated in accordance with the above-mentioned new accounting standards as a result of the Company’s management changing its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, reclassified figures are shown for the three-month period ended September 30, 2009 and as of March 31, 2010 (See Note 18 “Segment Information”).

Segment information for the second quarter is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues for the second quarter increased 9% to ¥26,590 million compared to the same period of the previous fiscal year. This is due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of restrictions of new loan executions from the previous fiscal year being offset by second quarter increases in investment in direct financing leases from the purchase of Sun Telephone Co., Ltd.’s leasing receivables in the second quarter and the purchase of Tsukuba Lease Co., Ltd. in the first quarter, as well as increased revenues from the environment-related business.

Segment expenses for the second quarter decreased compared to the same period of the previous fiscal year, resulting from decreases in provisions for doubtful receivables and probable loan losses.

As a result, segment profits for the second quarter were ¥2,929 million compared to a loss of ¥10,926 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥1,088,198 million compared to March 31, 2010, due to a decline in the balance of installment loans despite an increase in investment in direct financing leases from the purchase of leasing receivables and new, small-sized leasing transactions.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

Despite the absence of signs of a full-fledged recovery of domestic capital expenditure and the otherwise bleak business environment outlook, the Maintenance Leasing segment revenues have remained stable through the provision of high value-added services responding to such demands as corporations’ needs to reduce costs.

Segment revenues for the second quarter decreased 2% to ¥55,734 million compared to the same period of the previous fiscal year due to decreases in the average balances of investment in direct financing and operating leases despite solid revenues from the sale of used automobiles and automobile maintenance.

Segment expenses for the second quarter decreased compared to the same period of the previous fiscal year due to a decrease in depreciation expense as a result of a year on year decrease in the average balance of operating lease assets and a decrease in interest expense.

As a result, segment profits for the second quarter increased 26% to ¥7,288 million compared to the same period of the previous fiscal year.

Segment assets increased 3% to ¥531,905 million compared to March 31, 2010 due to an increase in direct financing and operating lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The monthly number of condominiums supplied in both the Tokyo metropolitan and Kinki areas exceeded that of the same months of the previous fiscal year and the contract completion rate has surpassed the key benchmark level of 70%. However, the number of condominiums delivered by the Company decreased to 309 units during the second quarter period from 351 units during the same period of the previous fiscal year due to previous limitations on new developments.

In the office building market, there are signs of a slight decline in urban area vacancy rates and the decline in rental rates is slowing to a halt. However, it still cannot be said that the market is at the bottom as the market recognizes the future supply of large-scale buildings. Although sales of real estate under operating leases are below pre-crisis levels, they are on an increasing trend. In this environment, the real estate investment business is pursuing a policy of making appropriate assets sales based on real demand.

Operating revenues for the second period were stable despite seasonal factors such as increased demand at hotels and Japanese inns and a decrease in golf course patronage due to the exceptionally hot summer.

Segment revenues for the second period decreased 19% to ¥43,125 million compared to the same period of the previous fiscal year due to a decrease in the number of condominiums delivered and the absence of a gain on the sale of a large building under operating lease that was recorded during the same period of the previous fiscal year. Segment expenses for the second period declined. Similarly, segment profits for the second quarter decreased 85% to ¥1,619 million compared to the same period of the previous fiscal year.

Segment assets remained flat at ¥1,071,433 million compared to March 31, 2010.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital, and securities brokerage.

Segment revenues for the second quarter increased 12% to ¥25,548 million compared to the same period of the previous fiscal year, due to increased installment loan revenues from collections from the loan servicing (asset recovery) business and increased revenues from operating leases from an increase in real estate under operating leases, despite a 13% decline in the average balances of installment loans and investment in securities (including specified bonds) compared to the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in selling, general and administrative expenses and provisions for doubtful receivables and probable loan losses, despite an increase in write-downs of securities.

As a result, segment profits for the second quarter were ¥2,149 million compared to a loss of ¥3,976 million in the same period of the previous fiscal year.

Segment assets were down 5% to ¥1,019,565 million compared to March 31, 2010 due to decreases in installment loans and investment in securities (including specified bonds).

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan and the online securities brokerage businesses operated by affiliates.

In the life insurance business, insurance-related investment income improved compared to the same period of the previous fiscal quarter. Insurance-related gains also improved due to increased contracts for new products.

Installment loans increased in the trust and banking business in the second quarter due to increased corporate lending, contributing to increased revenues and improved profits. Also, internet-based deposits increased steadily, and assets have surpassed 1 trillion yen.

Segment revenues and expenses from the card loan and online securities brokerage business are recognized as segment profits under equity in net income (loss) of affiliates due to the share transfer and share exchange of the card loan and online securities brokerage businesses, respectively, during the previous fiscal year. Furthermore, a gain on the sale of a subsidiary was recognized for the card loan business during the second quarter of the previous fiscal year.

As a result, segment revenues for the second quarter increased 3% to ¥39,655 million compared to the same period of the previous fiscal year. Segment profits for the second quarter decreased 27% to ¥7,070 million compared to the same period of the previous fiscal year due to the absence of the above-mentioned gain on the sale of the subsidiary during the same period of the previous fiscal year, despite a second quarter decrease in segment expenses mainly due to lower selling, general and administrative expenses and decreased provisions for doubtful receivables and probable loan losses.

Segment assets increased 3% to ¥1,627,935 million compared to March 31, 2010 as a result of an increase in investment securities, and an increase in installment loans in the trust and banking business.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States is experiencing a slowdown of economic recovery despite a decreasing trend in financial institutions’ cost of credit, as the housing market remains stagnant and unemployment continues to hover at a high rate. Conversely, strong growth in the Asian region is expected to continue.

Segment revenues for the second quarter decreased 11% to ¥40,774 million compared to the same period of the previous fiscal year. In the United States, fee income from investment banking operations has remained stable, and gains were recorded for the sales of municipal bonds and RED Capital Group loans. However, revenues decreased as gains on investment securities decreased and the average balance of investment in operating and direct financing leases decreased compared to the same period of the previous fiscal year.

Segment expenses for the second quarter decreased due to decreases in the cost of operating leases, interest expense and provisions for doubtful receivables and probable loan losses and write-downs of securities in the United States. As a result, segment profits for the second quarter increased 8% to ¥11,043 million compared to the same period of the previous fiscal year.

Segment assets decreased 8% to ¥788,856 million compared to March 31, 2010 mainly due to the effects of an appreciated yen and the sale of municipal bonds.

Financial Results for the Six Months Ended September 30, 2010

Total Revenues	¥481,874 million (Up 4% year on year)
Income before Income Taxes and Discontinued Operations	¥52,960 million (Up 132% year on year)
Net Income Attributable to ORIX Corporation	¥34,053 million (Up 69% year on year)
Earnings Per Share for Net Income Attributable to ORIX Corporation
(Basic)	¥316.81 (Up 53% year on year)
(Diluted)	¥267.19 (Up 52% year on year)
ROE (Annualized) *1	5.3% (3.3% during the same period of the previous fiscal year)
ROA (Annualized) *2	0.83% (0.49% during the same period of the previous fiscal year)

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Total Revenues

Revenues for the six-month period ended September 30, 2010 (hereinafter “the second consolidated period”) increased 4% to ¥481,874 million compared to ¥461,741 million during the same period of the previous fiscal year. Due to the application of new accounting standards starting in this fiscal year relating to the consolidation of variable interest entities (VIEs) (see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities”), VIEs that have become subject to consolidation have increased, and as a result, interest on loans and investment securities increased compared to the same period of the previous fiscal year. In addition, life insurance premiums and related investment income increased compared to the same period of the previous fiscal year due to strong sales of medical insurance to retail customers and increased investment income.

Total Expenses

Expenses were flat year on year at ¥435,241 million. In line with the application of the above-mentioned new accounting standards, interest expense increased compared to the same period of the previous fiscal year. However, compared to the same period of the previous fiscal year, provision for doubtful receivables and probable loan losses decreased significantly and selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

Net income attributable to ORIX Corporation

Equity in net income (loss) of affiliates was a gain of ¥5,988 million for the second consolidated period mainly due to contributions from equity method affiliates in the Asian region, compared to the same period of the previous fiscal year when a loss of ¥4,538 million was recorded as a result of an affiliate filing for protection under the Corporate Rehabilitation Law. In addition, gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net decreased due to the absence of a gain on the sale of ORIX Credit Corporation that was recorded in the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations increased 132% to ¥52,960 million compared to ¥22,832 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 69% to ¥34,053 million from ¥20,150 million during the same period of the previous fiscal year.

Segment Information

All segments have maintained profitability during the second consolidated period since the first consolidated period.

Beginning this fiscal year, the Company changed the way it measures its segment assets and segment revenues related to certain VIEs which are consolidated in accordance with the above-mentioned new accounting standards as a result of the Company’s management changing its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the six months ended September 30, 2009 and as of March 31, 2010 (See Note 18 “Segment Information”).

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

Segment revenues were flat at ¥50,435 million compared to ¥50,111 million during the same period of the previous fiscal year. This is due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of restrictions of new loan executions from the previous fiscal year offsetting second consolidated period increases in investment in direct financing leases from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd., as well as increased revenues from the environment-related business.

Segment expenses decreased compared to the same period of the previous fiscal year due to a decrease in provisions for doubtful receivables and probable loan losses.

As a result, segment profits were ¥4,933 million compared to a loss of ¥9,413 million in the same period of the previous fiscal year.

Segment assets decreased 8% to ¥1,088,198 million compared to March 31, 2010 due to a decline in the balance of installment loans offsetting an increase in investment in direct financing leases from the purchase of leasing receivables and new, small-sized leasing transactions.

Maintenance Leasing Segment

Despite the absence of signs of a full-fledged recovery of domestic capital expenditure and the otherwise bleak business environment outlook, the Maintenance Leasing segment revenues have remained stable through the provision of high value-added services responding to such demands as corporations’ needs to reduce costs.

Segment revenues remained robust at ¥112,511 million compared to ¥114,221 million during the same period of the previous fiscal year due to solid revenues from the sales of used automobiles and automobile maintenance despite decreases in the average balance of investment in direct finance and operating leases.

Segment expenses decreased compared to the same period of the previous fiscal year due to a decrease in depreciation expense as a result of a year on year decrease in the average balance of operating lease assets and a decrease in interest expense.

As a result, segment profits increased 21% to ¥14,041 million compared to ¥11,616 million during the same period of the previous fiscal year.

Segment assets increased 3% to ¥531,905 million compared to March 31, 2010 due to an increase in direct finance and operating lease assets.

Real Estate Segment

The condominium market is in the process of a moderate recovery with the monthly number of units supplied in both the Tokyo metropolitan and Kinki areas exceeding that of the same months of the previous fiscal year and the contract completion rate has surpassed the key benchmark level of 70%. The number of condominiums delivered by the Company decreased to 412 units during the second consolidated period from 726 units during the same period of the previous fiscal year due to previous limitations on new developments. However, the number of units delivered increased by 309 units from the three months ended June 30,2010 first consolidated fiscal period.

In the office building market, there are signs of a slight decline in urban area vacancy rates and the decline in rental rates is slowing to a halt. However, it still cannot be said that the market is at the bottom as the market recognizes the future supply of large-scale buildings. Although sales of real estate under operating leases are below pre-crisis levels, they are on an increasing trend. In this environment, the real estate investment business is pursuing a policy of making appropriate assets sales based on real demand.

Operating asset revenues were stable despite seasonal factors such as increased demand at hotels and Japanese inns and a decrease in golf course patronage due to the exceptionally hot summer.

Segment revenues decreased 14% to ¥82,770 million compared to ¥95,940 million during the same period of the previous fiscal year due to a decrease in the number of condominiums delivered and the absence of a gain on the sale of a large building under operating lease that was recorded during the same period of the previous fiscal year. Although segment expenses similarly declined, segment profits decreased 65% to ¥3,799 million compared to ¥10,728 million during the same period of the previous fiscal year.

Segment assets remained flat at ¥1,071,433 million compared to March 31, 2010.

Investment Banking Segment

Segment revenues increased 13% to ¥52,313 million compared to ¥46,409 million during the same period of the previous fiscal year due to increased installment loan revenues from collections from the loan servicing (asset recovery) business and increased revenues from operating leases from an increase in real estate under operating leases, despite a 13% year-on-year decline in the average balances of installment loans and investment in securities (including specified bonds).

Segment expenses were flat year-on-year due to decreases in selling, general and administrative expenses and provisions for doubtful receivables and probable loan losses, despite a year-on-year increase in write-downs of securities.

Equity in net income (loss) of affiliates recorded a profit during the second consolidated period, whereas a loss was recorded during the second consolidated period of the previous fiscal year due to an affiliate filing for protection under the Corporate Rehabilitation Law.

As a result, segment profits were ¥4,258 million compared to a loss of ¥14,394 million in the same period of the previous fiscal year.

Segment assets were down 5% to ¥1,019,565 million, compared to March 31, 2010 due to decreases in the balances of installment loans and investment in securities (including specified bonds).

Retail Segment

In the life insurance business, insurance-related gains and insurance-related investment income improved due to an increase in contracts.

Installment loans increased in the trust and banking business due to increased corporate lending, contributing to increased revenues and improved profits. Also, internet-based deposits increased steadily, and assets have surpassed 1 trillion yen.

Segment revenues and expenses from the card loan and online securities brokerage business are recognized as segment profits under equity in net income (loss) of affiliates due to the share transfer and share exchange of the card loan and online securities brokerage businesses, respectively, during the previous consolidated fiscal year. Furthermore, a gain on the sale of a subsidiary was recognized for the card loan business during the second consolidated period of the previous fiscal year.

As a result, segment revenues decreased 8% to ¥75,237 million compared to ¥81,686 million during the same period of the previous fiscal year. However, segment profits increased 2% to ¥15,175 million compared to ¥14,820 million during the same period of the previous fiscal year due to decreased segment expenses, mainly lower selling, general and administrative expenses and decreased provisions for doubtful receivables and probable loan losses.

Segment assets increased 3% to ¥1,627,935 million compared to March 31, 2010 as a result of an increase in investment securities, and an increase in installment loans in the trust and banking business.

Overseas Business Segment

The United States is experiencing a slowdown of economic recovery despite a decreasing trend in financial institutions’ cost of credit, as the housing market remains stagnant and unemployment continues to hover at a high rate. Conversely, strong growth in the Asian region is expected to continue.

Segment revenues decreased 5% to ¥83,897 million compared to ¥88,039 million during the same period of the previous fiscal year. In the United States, fee income from investment banking operations has remained stable, and gains were recorded for the sales of municipal bonds and RED Capital Group loans. However, revenues decreased as gains on investment securities decreased and the average balance of investment in operating and direct financing leases decreased compared to the same period of the previous fiscal year.

Segment expenses decreased due to decreases in the cost of operating leases, interest expense and provision for doubtful receivables and probable loan losses and write-downs of securities in the United States, despite an increase in selling, general and administrative expense from corporate acquisitions in the United States. As a result, segment profits increased 5% to ¥22,478 million compared to ¥21,489 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥788,856 million compared to March 31, 2010, mainly due to the effects of an appreciated yen and the sale of municipal bonds.

(2) Financial Condition

	As of September 30, 2010	As of March 31, 2010	Change
			Amount	Percent (%)
Total Assets (millions of yen)	8,643,758	7,739,800	903,958	12%
(Segment Assets)	6,127,892	6,284,275	(156,383)	(2%)
Total Liabilities (millions of yen)	7,320,218	6,395,244	924,974	14%
(Long- and Short-term Debt)	5,283,804	4,409,835	873,969	20%
(Deposits)	920,765	853,269	67,496	8%
Shareholders’ Equity* (millions of yen)	1,279,800	1,298,684	(18,884)	(1%)
Shareholders’ Equity Per Share* (yen)	11,906.55	12,082.56	(176.01)	(1%)

*	“Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.”

Total assets increased 12% to ¥8,643,758 million compared to ¥7,739,800 million on March 31, 2010. Installment loans and investment in direct financing leases increased due to the application of new accounting standards in this fiscal year relating to consolidation of VIEs (see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities”). Segment assets were down 2% to ¥6,127,892 million, compared to March 31, 2010.

Regarding liabilities, the application of the new accounting standards with respect to VIEs and the issuance of straight bonds (including U.S. dollar-denominated bonds) resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion into corporate lending in the trust and banking business.

ORIX Corporation shareholders’ equity decreased 1% to ¥1,279,800 million compared to March 31, 2010 due to a decrease in accumulated other comprehensive income (loss) such as net change of foreign currency translation adjustment.

(3) Liquidity and Capital Resources

ORIX Group requires capital resources at all times for maintaining working capital. We have put our main emphasis on ensuring stable funding and reduction of our funding costs by diversifying our funding methods and procuring capital from a variety of sources. We strive for timely and flexible capital resource procurement by monitoring the funding requirements from our sales and investment operations and the balance between the supply and demands of our funding needs. We are also monitoring factors such as the financial institutions’ willingness to lend money in the market and investment trends.

ORIX Group’s funding from short-and long-term debt and deposits on a consolidated basis was ¥6,205 billion as of September 30, 2010.

Funding was mainly comprised of borrowings from financial institutions and direct fund procurement from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2010. Procurement from the capital markets was composed of the issuance of the Company straight bonds, commercial paper (CP), medium-term notes issued by the Company and overseas subsidiaries, the securitization of operating assets (ABS/CMBS), and through unsecured convertible bonds with stock acquisition rights.

Due to application of new accounting standards relating to the consolidation of VIEs in April 1, 2010, total debt increased by ¥947 billion as of September 30, 2010.

In response to market risks, we have been implementing various measures to maintain financial stability, such as decreasing interest bearing debt to improve our debt-to-equity ratio, and increasing the average length of debt as well as retaining excess liquidity through cash and deposits to decrease short-term liquidity risk.

In the efforts to maintain diversified capital resource and stable funding position, the Company issued $750 million of U.S. dollar dominated senior notes in a SEC registered offering and ¥300 billion aggregate principal amount of domestic straight bonds during the six months ended September 30, 2010. As such, we will continue to strengthen our financial condition, while maintaining an appropriate balance of funding structure.

Debt

(a) Short-term debt

	Millions of yen
	September 30, 2010	March 31, 2010
Borrowings from financial institutions	¥336,279	¥271,234
Commercial paper	207,153	282,781
Medium-term notes	—	19,550

Total	¥543,432	¥573,565

The above table includes the following liabilities of consolidated VIEs as of September 30, 2010 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

Short-term debt: ¥1,580 million

The sum of available amount of the committed credit facilities and cash and cash equivalent, time deposit was ¥1,144 billion as of September 30, 2010.

(b) Long-term debt

	Millions of yen
	September 30, 2010	March 31, 2010
Borrowings from financial institutions	¥2,173,049	¥2,314,377
Bonds	1,352,487	1,215,359
Medium-term notes	85,156	104,310
Payable under securitized lease and loan receivables and other	1,129,680	202,224

Total	¥4,740,372	¥3,836,270

The above table includes the following liabilities of consolidated VIEs as of September 30, 2010 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

Borrowings from financial institutions: ¥144,804 million

Bonds: ¥3,504 million

Payable under securitized lease and loan receivables and other: ¥1,130 billion

Long-term debt increased by ¥947 billion as of September 30, 2010 due to application of new accounting standards this consolidated fiscal year relating to the consolidation of VIEs.

(c) Deposits

	Millions of yen
	September 30, 2010	March 31, 2010
Deposits	¥920,765	¥853,269

Apart from the short- and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits at September 30, 2010 was ¥920,765 million, an increase of 8 % or ¥67,496 million from March 31, 2010.

(4) Summary of Cash Flows

Cash and cash equivalents increased by ¥139,899 million to ¥749,009 million compared to June 30, 2010.

Cash flows from operating activities provided ¥123,455 million in the second quarter, having provided ¥94,523 million during the same period of the previous fiscal year, resulting from an increase in quarterly net income compared to the same period of the previous fiscal year, an increase in sales of trading securities, in addition to the adjustment of net income such as “depreciation and amortization,” “provision for doubtful receivables and probable loan losses” and “equity in net income (loss) of affiliates (excluding interest on loans).”

Cash flows from investing activities provided ¥61,384 million in the second quarter, having provided ¥240,559 million during the same period of the previous fiscal year, due to a decrease in “sales of subsidiaries, net of cash disposed,” and an increase in “purchases of lease equipment.”

Cash flows from financing activities used ¥42,912 million in the second quarter, having used ¥141,628 million during the same period of the previous fiscal year, due to a decrease in “repayment of debt with maturities longer than three months,” net of the amount of new “proceeds from debt with maturities longer than three months” compared to the same period of the previous fiscal year, despite a decrease in the amount of funding raised from “issuance of common stock” in the second quarter.

(5) Challenges to be addressed

There were no significant changes for the three months ended September 30, 2010.

(6) Research and Development Activity

There were no significant changes for the three months ended September 30, 2010.

6.	Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥60,248 million for the three months ended September 30, 2010.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2010 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	¥579,174	36.7%
Measuring and information-related equipment	170,578	10.8
Real estate	808,811	51.2
Other	19,774	1.3

Subtotal	1,578,337	100.0%
Accumulated depreciation	(391,522)	—

Net	1,186,815	—

Accrued rental receivables	16,971	—

Total	¥1,203,786	—

For the three months ended September 30, 2010, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 12 “Write-Downs of Long-Lived Assets”.

(c) Plans for acquisition and disposal of facilities

For the three months ended September 30, 2010, there were not any significant changes in plans for acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended September 30, 2010, there were no significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended September 30, 2010, there were no significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended September 30, 2010, there were no significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended September 30, 2010, there were no significant changes in plans for acquisition and disposal of facilities not for rent.

7.	Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2010 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2010	Increase, net	September 30, 2010	Increase, net	September 30, 2010
—	110,231	—	¥143,946	—	¥171,125

Note:	Additional paid-in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2010:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	12,361	11.21%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	11,106	10.07
The Chase Manhattan Bank 385036 360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.	5,090	4.61
Japan Trustee Services Bank, Ltd.(Trust Account 9) 1-8-11, Harumi, Chuo-ku, Tokyo	3,578	3.24
State Street Bank and Trust Company P.O. BOX 351 Boston, MA 02101 U.S.A.	3,050	2.76
SSBT OD05 Omnibus Account - Treaty Clients 338 Pitt Street Sydney Nsw 2000 Australia	2,679	2.43
Nats Cumco 111 Wall Street New York, N Y 10043 U.S.A.	1,695	1.53
State Street Bank and Trust Company 505225 P.O. BOX 351 Boston, MA 02101 U.S.A.	1,557	1.41
Northern Trust Co. AVFC Re Fidelity Funds 50 Bank Street Canary Wharf London E14 5NT, UK	1,544	1.40
Mizuho Corporate Bank, Ltd. Harumi Island Triton Square Office Tower Z 1-8-12, Harumi Chuo-ku, Tokyo	1,500	1.36

	44,163	40.06%

Notes:	(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.
	(b)	Nats Cumco is the nominee name of the depositary bank, Citibank Japan Ltd., for the aggregate of Citibank’s American Depositary Receipts (ADR) holders. As of the filing date of this 6-K, the nominee name has been changed to Citibank, N.A., NY.
	(c)	The Company has 2,744 thousands of shares of treasury stocks (2.49%) as of September 30, 2010, which is not included in the List of Major Shareholders above.

(d)	Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities International plc, Mitsubishi UFJ Asset Management Co., Ltd. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MU Investments Co., Ltd. jointly filed an amended report as required under Japanese regulations on July 20, 2010 that shows their share holdings of the Company as of July 12, 2010. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Mitsubishi UFJ Trust and Banking Corporation *1	4,093	3.71%
Mitsubishi UFJ Securities International plc *2	676	0.61
Mitsubishi UFJ Asset Management Co., Ltd.	602	0.55
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. *3	48	0.04
MU Investments Co., Ltd.	277	0.25

Total	5,699	5.14%

*1,2,3	The number of shares and percentage of total shares in issued held by Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities International plc and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. include the residual securities.

(e)	JP Morgan Asset Management (Japan) Limited., JP Morgan Asset Management (UK) Limited., JF Asset Management Limited., J.P. Morgan Whitefriars Inc. and J.P. Morgan Securities Ltd. jointly filed an amended report as required under Japanese regulations on August 20, 2010 that shows their share holdings of the Company as of August 13, 2010. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
JP Morgan Asset Management (Japan) Limited.	3,413	3.10%
JP Morgan Asset Management (UK) Limited. *4	729	0.66
JF Asset Management Limited.	180	0.16
J.P. Morgan Whitefriars Inc. *5	362	0.33
J.P. Morgan Securities Ltd. *6	193	0.18

Total	4,879	4.41%

*4,5,6	The number of shares and percentage of total shares in issued held by JP Morgan Asset Management (UK) Limited., J.P. Morgan Whitefriars Inc. and J.P. Morgan Securities Ltd. include the residual securities.

(f)	The Sumitomo Trust and Banking Co., Ltd. and Nikko Asset Management Co., Ltd. jointly filed an amended report as required under Japanese regulations on September 7, 2010 that shows their share holdings of the Company as of August 31, 2010. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
The Sumitomo Trust and Banking Co., Ltd.	4,743	4.30%
Nikko Asset Management Co., Ltd. *7	872	0.79

Total	5,615	5.09%

*7	The number of shares and percentage of total shares in issued held by Nikko Asset Management Co., Ltd. include the residual securities.

(g)	Alliance Bernstein L.P. and Alliance Bernstein Japan Ltd. jointly filed an amended report as required under Japanese regulations on September 21, 2010 that shows their share holdings of the Company as of September 14, 2010. The following information is not included in the list of major shareholders above because the reported number of shares held is not able to be confirmed substantially against the list of shareholders as of September 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Alliance Bernstein L.P.	9,835	8.92%
Alliance Bernstein Japan Ltd.	1,422	1.29

Total	11,257	10.21%

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	September 30, 2010	March 31, 2010
Cash and Cash Equivalents	¥749,009	¥639,087
Restricted Cash	120,717	77,486
Time Deposits	3,318	548
Investment in Direct Financing Leases	853,294	756,481
Installment Loans	3,193,971	2,464,251
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(175,723)	(157,523)
Investment in Operating Leases	1,203,786	1,213,223
Investment in Securities	1,038,736	1,104,158
Other Operating Assets	235,435	186,396
Investment in Affiliates	397,062	409,711
Other Receivables	197,202	210,521
Inventories	136,911	153,256
Prepaid Expenses	50,681	45,420
Office Facilities	101,291	96,831
Other Assets	538,068	539,954

Total Assets	¥8,643,758	¥7,739,800

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

Millions of yen
September 30, 2010
Cash and Cash Equivalents	¥45,423
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	271,225
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	962,394
Investment in Operating Leases	301,673
Investment in Securities	66,018
Investment in Affiliates	33,664
Others	165,547

¥1,845,944

	Millions of yen
Liabilities and Equity	September 30, 2010	March 31, 2010
Liabilities:
Short-Term Debt	¥543,432	¥573,565
Deposits	920,765	853,269
Trade Notes, Accounts Payable and Other Liabilities	318,241	311,113
Accrued Expenses	103,381	101,917
Policy Liabilities	397,140	409,957
Current and Deferred Income Taxes	173,136	183,674
Security Deposits	123,751	125,479
Long-Term Debt	4,740,372	3,836,270

Total Liabilities	7,320,218	6,395,244

Redeemable Noncontrolling Interests	21,663	28,095

Commitments and Contingent Liabilities
Equity:
Common Stock	143,946	143,939
Additional Paid-in Capital	179,040	178,661
Retained Earnings	1,108,073	1,104,779
Accumulated Other Comprehensive Income (Loss)	(102,040)	(79,459)
Treasury Stock, at Cost	(49,219)	(49,236)

ORIX Corporation Shareholders’ Equity	1,279,800	1,298,684

Noncontrolling Interests	22,077	17,777

Total Equity	1,301,877	1,316,461

Total Liabilities and Equity	¥8,643,758	¥7,739,800

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

Millions of yen
September 30, 2010
Short-Term Debt	¥1,580
Trade Notes, Accounts Payable and Other Liabilities	14,909
Security Deposits	9,384
Long-Term Debt	1,277,988
Others	6,273

¥1,310,134

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Revenues:
Direct financing leases	¥25,508	¥24,815
Operating leases	137,348	141,321
Interest on loans and investment securities	73,825	87,693
Brokerage commissions and net gains on investment securities	10,510	11,261
Life insurance premiums and related investment income	57,189	59,648
Real estate sales	21,007	19,419
Gains on sales of real estate under operating leases	2,254	438
Other operating revenues	134,100	137,279

Total revenues	461,741	481,874

Expenses:
Interest expense	43,226	64,612
Costs of operating leases	96,444	94,821
Life insurance costs	46,440	44,772
Costs of real estate sales	20,693	18,628
Other operating expenses	77,163	83,396
Selling, general and administrative expenses	110,577	99,443
Provision for doubtful receivables and probable loan losses	39,474	13,726
Write-downs of long-lived assets	212	3,737
Write-downs of securities	6,085	11,968
Foreign currency transaction loss, net	350	138

Total expenses	440,664	435,241

Operating Income	21,077	46,633

Equity in Net Income (Loss) of Affiliates	(4,538)	5,988
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	6,293	339

Income before Income Taxes and Discontinued Operations	22,832	52,960
Provision for Income Taxes	9,473	20,380

Income from Continuing Operations	13,359	32,580

Discontinued Operations:
Income from discontinued operations, net	10,816	4,406
Provision for income taxes	(3,687)	(1,868)

Discontinued operations, net of applicable tax effect	7,129	2,538

Net Income	20,488	35,118

Net Income (Loss) Attributable to the Noncontrolling Interests	(741)	165

Net Income Attributable to the Redeemable Noncontrolling Interests	1,079	900

Net Income Attributable to ORIX Corporation	¥20,150	¥34,053

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Income attributable to ORIX Corporation:
Income from continuing operations	¥12,955	¥31,480
Discontinued operations	7,195	2,573
Net income attributable to ORIX Corporation	20,150	34,053

	Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥133.37	¥292.88
Discontinued operations	74.08	23.93
Net income attributable to ORIX Corporation	207.45	316.81

Diluted:
Income from continuing operations	¥114.76	¥247.69
Discontinued operations	60.69	19.50
Net income attributable to ORIX Corporation	175.45	267.19

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Revenues:
Direct financing leases	¥12,074	¥12,513
Operating leases	69,696	73,429
Interest on loans and investment securities	31,978	42,941
Brokerage commissions and net gains on investment securities	3,030	6,206
Life insurance premiums and related investment income	31,092	31,926
Real estate sales	10,604	13,747
Gains on sales of real estate under operating leases	1,766	328
Other operating revenues	69,075	66,494

Total revenues	229,315	247,584

Expenses:
Interest expense	20,587	31,281
Costs of operating leases	49,124	48,652
Life insurance costs	24,661	24,133
Costs of real estate sales	10,097	12,453
Other operating expenses	37,904	40,678
Selling, general and administrative expenses	57,434	50,014
Provision for doubtful receivables and probable loan losses	27,070	7,734
Write-downs of long-lived assets	196	2,341
Write-downs of securities	3,337	5,697
Foreign currency transaction loss (gain), net	(266)	501

Total expenses	230,144	223,484

Operating Income	(829)	24,100

Equity in Net Income of Affiliates	4,623	4,056
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	7,000	(7)

Income before Income Taxes and Discontinued Operations	10,794	28,149
Provision for Income Taxes	4,432	10,245

Income from Continuing Operations	6,362	17,904

Discontinued Operations:
Income from discontinued operations, net	10,425	498
Provision for income taxes	(3,486)	(151)

Discontinued operations, net of applicable tax effect	6,939	347

Net Income	13,301	18,251

Net Income (Loss) Attributable to the Noncontrolling Interests	(297)	178

Net Income Attributable to the Redeemable Noncontrolling Interests	640	470

Net Income Attributable to ORIX Corporation	¥12,958	¥17,603

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Income attributable to ORIX Corporation:
Income from continuing operations	¥6,003	¥17,280
Discontinued operations	6,955	323
Net income attributable to ORIX Corporation	12,958	17,603

	Yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥58.32	¥160.76
Discontinued operations	67.57	3.01
Net income attributable to ORIX Corporation	125.89	163.77

Diluted:
Income from continuing operations	¥50.80	¥135.46
Discontinued operations	55.79	2.45
Net income attributable to ORIX Corporation	106.59	137.91

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Net Income	¥20,488	¥35,118

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	13,068	489
Net change of defined benefit pension plans	493	151
Net change of foreign currency translation adjustments	(18,003)	(23,503)
Net change of unrealized gains (losses) on derivative instruments	(1,066)	511
Total other comprehensive income (loss)	(5,508)	(22,352)

Comprehensive Income (Loss)	14,980	12,766

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(1,688)	(535)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,175)	(1,573)

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥17,843	¥14,874

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Net Income	¥13,301	¥18,251

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	6,404	2,727
Net change of defined benefit pension plans	247	26
Net change of foreign currency translation adjustments	(17,226)	(8,556)
Net change of unrealized gains (losses) on derivative instruments	(125)	(626)
Total other comprehensive income (loss)	(10,700)	(6,429)

Comprehensive Income (Loss)	2,601	11,822

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(438)	(492)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,010)	(508)

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥4,049	¥12,822

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2010

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance Before Adjustment	¥143,939	¥178,661	¥1,104,779	¥(79,459)	¥(49,236)	¥1,298,684	¥17,777	¥1,316,461

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)

Beginning Balance After Adjustment	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793

Contribution to Subsidiaries						—	2,973	2,973
Transaction with noncontrolling interests		146		4		150	(1,381)	(1,231)
Comprehensive income (loss)
Net income			34,053			34,053	165	34,218
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				408		408	81	489
Net change of defined benefit pension plans				150		150	1	151
Net change of foreign currency translation adjustments				(20,246)		(20,246)	(784)	(21,030)
Net change of unrealized gains (losses) on derivative instruments				509		509	2	511

Total other comprehensive income (loss)						(19,179)	(700)	(19,879)

Comprehensive income (loss)						14,874	(535)	14,339

Cash dividends			(8,061)			(8,061)	(990)	(9,051)
Conversion of convertible bond	1	1				2	—	2
Exercise of stock options	6	5				11	—	11
Compensation cost of stock options		142				142	—	142
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		85	(203)		18	(100)	—	(100)

Ending balance	¥143,946	¥179,040	¥1,108,073	¥(102,040)	¥(49,219)	¥1,279,800	¥22,077	¥1,301,877

Six months ended September 30, 2009

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥102,216	¥136,313	¥1,071,919	¥(92,384)	¥(50,534)	¥1,167,530	¥18,067	¥1,185,597

Issuance of common stock	41,677	41,347				83,024	—	83,024
Contribution to subsidiaries						—	793	793
Transaction with noncontrolling interests		5		(11)		(6)	1	(5)
Adjustments to apply “Contracts in entity’s own equity”			1,758			1,758	—	1,758
Comprehensive income (loss)
Net income			20,150			20,150	(741)	19,409
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				13,063		13,063	5	13,068
Net change of defined benefit pension plans				501		501	(8)	493
Net change of foreign currency translation adjustments				(14,812)		(14,812)	(937)	(15,749)
Net change of unrealized gains (losses) on derivative instruments				(1,059)		(1,059)	(7)	(1,066)

Total other comprehensive income (loss)						(2,307)	(947)	(3,254)

Comprehensive income (loss)						17,843	(1,688)	16,155

Cash dividends			(6,261)			(6,261)	(119)	(6,380)
Conversion of convertible bond	6	6				12	—	12
Compensation cost of stock options		410				410	—	410
Acquisition of treasury stock					(2)	(2)	—	(2)
Disposal of treasury stock			(531)		821	290	—	290
Other, net		685			155	840	—	840

Ending balance	¥143,899	¥178,766	¥1,087,035	¥(94,702)	¥(49,560)	¥1,265,438	¥17,054	¥1,282,492

*	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 8 “Redeemable Noncontrolling Interests”.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Cash Flows from Operating Activities:
Net income	¥20,488	¥35,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,256	79,287
Provision for doubtful receivables and probable loan losses	39,474	13,726
Decrease in policy liabilities	(25,028)	(12,817)
Equity in net (income) loss of affiliates (excluding interest on loans)	5,156	(4,732)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(6,293)	(339)
Gains on sales of available-for-sale securities	(3,086)	(4,332)
Gains on sales of real estate under operating leases	(2,254)	(438)
Gains on sales of operating lease assets other than real estate	(3,408)	(4,699)
Write-downs of long-lived assets	212	3,737
Write-downs of securities	6,085	11,968
Increase in restricted cash	(5,410)	(10,783)
Decrease (increase) in trading securities	(1,424)	23,164
Decrease in inventories	18,333	7,016
Decrease in other receivables	5,497	3,093
Increase (decrease) in trade notes, accounts payable and other liabilities	(25,770)	4,604
Other, net	(6,855)	(34,359)

Net cash provided by operating activities	100,973	109,214

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Cash Flows from Investing Activities:
Purchases of lease equipment	(190,401)	(292,473)
Principal payments received under direct financing leases	182,529	196,555
Net proceeds from securitization of lease receivables, loan receivables and securities	8,175	—
Installment loans made to customers	(320,600)	(391,838)
Principal collected on installment loans	520,703	594,153
Proceeds from sales of operating lease assets	63,231	88,114
Investment in affiliates, net	(8,417)	11,449
Proceeds from sales of investment in affiliates	4,393	1,283
Purchases of available-for-sale securities	(176,518)	(439,477)
Proceeds from sales of available-for-sale securities	72,624	238,282
Proceeds from redemption of available-for-sale securities	78,145	176,311
Purchases of held-to-maturity securities	(9,733)	—
Purchases of other securities	(6,346)	(22,930)
Proceeds from sales of other securities	11,293	8,161
Purchases of other operating assets	(2,723)	(3,011)
Acquisitions of subsidiaries, net of cash acquired	(4,944)	(14,610)
Sales of subsidiaries, net of cash disposed	126,721	454
Other, net	4,219	(15,896)

Net cash provided by investing activities	352,351	134,527

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(51,143)	(19,407)
Proceeds from debt with maturities longer than three months	430,468	874,550
Repayment of debt with maturities longer than three months	(839,776)	(1,033,191)
Net increase in deposits due to customers	76,972	67,639
Issuance of common stock	83,036	11
Dividends paid	(6,261)	(8,061)
Net decrease in call money	(13,400)	(8,000)
Other, net	974	17

Net cash used in financing activities	(319,130)	(126,442)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,311)	(7,377)

Net Increase in Cash and Cash Equivalents	132,883	109,922
Cash and Cash Equivalents at Beginning of Year	459,969	639,087

Cash and Cash Equivalents at End of Period	¥592,852	¥749,009

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our March 31, 2010 consolidated financial statements.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs associated with writing insurances, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation- Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the net actuarial loss is fully amortized over a certain term within the average remaining service period of employees. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations. Prior periods’ consolidated financial statements are not reclassified.

(g) Presentation of Net Income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Comprehensive income

Under U.S. GAAP, comprehensive income is required to be disclosed and it is separately stated in the accompanying consolidated financial statements.

Under Japanese GAAP, comprehensive income is not required to be disclosed.

(i) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries that retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest that retains control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. On the other hand, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income but the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(j) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(k) Securitization of financial assets

Under U.S. GAAP, from April 1, 2010, because the exception to variable interest entities that are qualifying special-purpose entities has been removed (see Note2 (ae)), an enterprise is required to perform analysis to determine whether or not to consolidate these special-purpose entities (SPEs) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered to be not a subsidiary of the investor or transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥391,522 million and ¥399,747 million at September 30, 2010 and March 31, 2010, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on a cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income unless collectability of principal is doubtful.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on sales of investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months ended September 30, 2009 and 2010 amounted to ¥5,953 million and ¥4,917 million, respectively.

Amortization charged to income for the three months ended September 30, 2009 and 2010 amounted to ¥3,056 million and ¥2,584 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other securities to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other securities is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 39.1% and 38.8% for the six months ended September 30, 2009 and 2010, respectively. These rates are 37.3% and 36.3% for the three months ended September 30, 2009 and 2010, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. Until the end of the previous fiscal year, certain trusts and special-purpose entities that met the conditions of a qualifying special-purpose entity (“QSPEs”) were not consolidated under the previous consolidation guidance for variable interest entities (“VIEs”) and the Company and its subsidiaries had accounted for those securitization transactions in which the financial assets were transferred to QSPEs as a sale when control over the transferred assets was surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets was allocated to the portion sold and the portion that continues to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities. Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their respective fair values and are periodically reviewed for impairment. For an interest that continues to be held for which the fair value is less than the amortized cost basis amounts, we estimate the present value of cash flows expected to be collected from the interest and compare it with the amortized cost basis of the interest to determine whether a credit loss exists. If, based on current information and events, we determine a credit loss exists for that interest, an other-than-temporary impairment is considered to have occurred. We write down that interest to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless we intend to sell that interest or more likely than not will be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings. Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

From April 1, 2010, the Company and its subsidiaries have adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)) and 2009-17 (ASC 810 (“Consolidation”)), which have removed the exemption from consolidation previously given to QSPEs and any SPEs for securitizing financial assets have become subject to the consolidation rule for VIEs (see (ae)). As a result, trusts or special-purpose entities used in securitization transactions of which the Company and its subsidiaries are the primary beneficiary, which were previously considered to be QSPEs, have been consolidated, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated special-purpose entities continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. In case the Company and its subsidiaries have transferred financial assets to the transferee which is not subject to consolidation, the Company and its subsidiaries account for transfer as a sale when control over the transferred assets is surrendered.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2010 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S.GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans and trust accounts under securitization programs.

(q) Installment loans

Certain loans, which the Company has the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of September 30, 2010 are ¥14,412 million but there were no such loans as of March 31, 2010.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥34,906 million and ¥31,650 million as of September 30, 2010 and March 31, 2010, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30, 2010 and March 31, 2010, advance and/or progress payments were ¥121,711 million and ¥115,285 million, respectively, and finished goods were ¥15,200 million and ¥37,971 million, respectively.

For the six months ended September 30, 2009 and 2010, a certain subsidiary recorded ¥75 million and ¥450 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. The amount of write-downs for the three months ended September 30, 2009 was ¥75 million and no write-downs were recorded for the three months ended September 30, 2010. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥38,495 million and ¥37,319 million as of September 30, 2010 and March 31, 2010, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥70,529 million and ¥71,074 million as of September 30, 2010 and March 31, 2010, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations attributable to ORIX Corporation and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™.

(ac) Redeemable noncontrolling interests

Noncontrolling interest in a certain subsidiary is subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ad) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”), which was codified by Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), was issued. This Update removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Furthermore, in June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)” (“FIN 46(R)”)), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), was issued. This Update removes the exception from applying “FIN 46(R)” (ASC 810) to variable interest entities that are qualifying special-purpose entities, and requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

These Updates are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effects of adopting these Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, an increase of ¥1,169 billion on total liabilities and a decrease of ¥22 billion on retained earnings, net of tax, respectively, in the consolidated balance sheets. For more information, see Note 6 “Variable Interest Entities”.

In January 2010, Accounting Standards Update 2010-06 (Improving Disclosures about Fair Value Measurements—ASC 820 (“Fair Value Measurements and Disclosures”) )was issued. This Update improves existing disclosures and adds new disclosures. Certain disclosures in the roll forward of activity in Level3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Early adoption is permitted. Other disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 and the Company and its subsidiaries adopted those other disclosure requirements for the period ended March 31,2010. The adoption has not and will not have a material effect on the Company and its subsidiaries’ results of operation or financial position.

In February 2010, Accounting Standards Update 2010-10 (“Amendments for Certain Investment Funds—ASC 810 (“Consolidation”)”) was issued. ASU 2010-10 defers adoption of FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)”) which was codified by ASU 2009-17 (“ASC 810 (“Consolidation”)”) for a reporting entity’s interest in an entity:

•	That has all the attributes of an investment company or

•	For which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

The amendments in ASU 2010-10 are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The Company and its subsidiaries adopted the Update on April 1, 2010. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2010, Accounting Standards Update 2010-20 (Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit losses—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated information, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this Update will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” ASC 944 (“Financial Services—Insurance”)) was issued.

This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred.

The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Retrospective application to all prior periods presented upon the date of adoption, and early adoption are permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurements and Disclosures”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and March 31, 2010:

September 30, 2010

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥22,963	¥704	¥22,235	¥24
Available-for-sale securities	801,820	125,942	366,923	308,955
Japanese and foreign government bond securities	157,394	67,985	89,409	—
Japanese prefectural and foreign municipal bond securities	23,607	—	23,607	—
Corporate debt securities	241,850	—	238,703	3,147
Specified bonds issued by SPEs in Japan	213,852	—	—	213,852
CMBS and RMBS in the U.S., and other asset-backed securities	91,956	—	—	91,956
Equity securities	73,161	57,957	15,204	—
Other securities	15,018	—	15,018	—
Investment funds	15,018	—	15,018	—
Derivative assets	29,950	1,514	25,148	3,288
Interest rate swap agreements	4,500	—	4,500	—
Options held/written, caps held, and other	2,888	—	168	2,720
Futures, foreign exchange contracts	4,345	1,514	2,831	—
Foreign currency swap agreements	17,645	—	17,645	—
Credit derivatives held/written	572	—	4	568

	¥869,751	¥128,160	¥429,324	¥312,267

Financial Liabilities:
Derivative liabilities	¥35,942	¥942	¥35,000	—
Interest rate swap agreements	2,085	—	2,085	—
Options held/written, caps held, and other	2,082	—	2,082	—
Futures, foreign exchange contracts	1,890	942	948	—
Foreign currency swap agreements	29,885	—	29,885	—

	¥35,942	¥942	¥35,000	¥—

March 31, 2010

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥49,596	¥1,157	¥48,386	¥53
Available-for-sale securities	845,234	67,224	376,206	401,804
Japanese and foreign government bond securities	146,453	—	146,453	—
Japanese prefectural and foreign municipal bond securities	19,247	—	19,247	—
Corporate debt securities	199,291	—	192,450	6,841
Specified bonds issued by SPEs in Japan	246,305	—	—	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	149,358	—	700	148,658
Equity securities	84,580	67,224	17,356	—
Other securities	14,692	—	14,692	—
Investment funds	14,692	—	14,692	—
Derivative assets	17,074	1,015	15,531	528
Interest rate swap agreements	192	—	192	—
Options held/written, caps held	555	2	553	—
Futures, foreign exchange contracts	2,075	1,013	1,062	—
Foreign currency swap agreements	13,724	—	13,724	—
Credit derivatives held/written	528	—	—	528

	¥926,596	¥69,396	¥454,815	¥402,385

Financial Liabilities:
Derivative liabilities	¥31,975	¥660	¥31,280	¥35
Interest rate swap agreements	2,956	—	2,956	—
Options held/written, caps held	189	—	189	—
Futures, foreign exchange contracts	5,737	660	5,077	—
Foreign currency swap agreements	23,053	—	23,053	—
Credit derivatives held/written	40	—	5	35

	¥31,975	¥660	¥31,280	¥35

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities required to be carried at fair value from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the reporting period. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or net income. For the six months ended September 30, 2010, there were no significant transfers in or out of Level 1 or 2.

The following table presents the reconciliation for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2009 and 2010:

Six months ended September 30, 2009

	Millions of yen
	Balance at March 31, 2009	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2009	Change in unrealized gains or losses included in earnings for assets still held at September 30, 2009 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥166	¥—	¥(15)	¥(15)	¥57	¥—	¥208	¥—
Available-for-sale securities	447,859	(2,614)	(9,069)	(11,683)	(36,063)	822	400,935	(1,885)
Corporate debt securities	10,176	(147)	(230)	(377)	(1,426)	822	9,195	(60)
Specified bonds issued by SPEs in Japan	300,765	(208)	(1,351)	(1,559)	(39,779)	—	259,427	(102)
CMBS and RMBS in the U.S., and other asset-backed securities	136,918	(2,259)	(7,488)	(9,747)	5,142	—	132,313	(1,723)
Investment in affiliates	6,954	(6,954)	—	(6,954)	—	—	—	—
Derivative assets	760	(331)	—	(331)	—	—	429	331
Options held/written, caps held	438	(438)	—	(438)	—	—	—	(438)
Credit derivatives held/written	322	107	—	107	—	—	429	107

Six months ended September 30, 2010

	Millions of yen
	Balance at March 31, 2010	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2010	Change in unrealized gains or losses included in earnings for assets still held at September 30, 2010 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥53	¥(26)	¥(3)	¥(29)	¥—	¥—	¥24	¥(26)
Available-for-sale securities	401,804	(6,783)	(1,221)	(8,004)	(41,309)	(43,536)	308,955	(6,844)
Corporate debt securities	6,841	32	(62)	(30)	(1,607)	(2,057)	3,147	—
Specified bonds issued by SPEs in Japan	246,305	(4,810)	1,639	(3,171)	(37,211)	7,929	213,852	(4,816)
CMBS and RMBS in the U.S., and other asset-backed securities	148,658	(2,005)	(2,798)	(4,803)	(2,491)	(49,408)	91,956	(2,028)
Derivative assets	528	101	—	101	—	2,659	3,288	101
Options held/written, caps held, and other	—	61	—	61	—	2,659	2,720	61
Credit derivatives held/written	528	40	—	40	—	—	568	40

*1	Principally, gains and losses from trading securities, available-for-sale securities, investments in affiliates and derivative assets are included in brokerage commissions and net gains on investment securities, write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents the reconciliation for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2009 and 2010:

Three months ended September 30, 2009

	Millions of yen
	Balance at June 30, 2009	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2009	Change in unrealized gains or losses included in earnings for assets still held at September 30, 2009 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥162	¥—	¥(11)	¥(11)	¥57	¥—	¥208	¥—
Available-for-sale securities	408,083	(1,570)	(2,306)	(3,876)	(3,272)	—	400,935	(1,051)
Corporate debt securities	8,591	(118)	(416)	(534)	1,138	—	9,195	(31)
Specified bonds issued by SPEs in Japan	266,983	(86)	992	906	(8,462)	—	259,427	59
CMBS and RMBS in the U.S., and other asset-backed securities	132,509	(1,366)	(2,882)	(4,248)	4,052	—	132,313	(1,079)
Derivative assets	399	30	—	30	—	—	429	30
Credit derivatives held/written	399	30	—	30	—	—	429	30

Three months ended September 30, 2010

	Millions of yen
	Balance at June 30, 2010	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at September 30, 2010	Change in unrealized gains or losses included in earnings for assets still held at September 30, 2010 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥50	¥(26)	¥—	¥(26)	¥—	¥—	¥24	¥(26)
Available-for-sale securities	320,484	(2,585)	1,593	(992)	(10,537)	—	308,955	(2,644)
Corporate debt securities	3,056	30	(60)	(30)	121	—	3,147	—
Specified bonds issued by SPEs in Japan	220,972	(2,385)	2,132	(253)	(6,867)	—	213,852	(2,388)
CMBS and RMBS in the U.S., and other asset-backed securities	96,456	(230)	(479)	(709)	(3,791)	—	91,956	(256)
Derivative assets	3,250	38	—	38	—	—	3,288	38
Options held/written, caps held, other	2,635	85	—	85	—	—	2,720	85
Credit derivatives held/written	615	(47)	—	(47)	—	—	568	(47)

*1	Principally, gains and losses from trading securities, available-for-sale securities and derivative assets are included in brokerage commissions and net gains on investment securities, write-downs of securities or life insurance premiums and related investment income and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

From April 1, 2010, the Company and its subsidiaries adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)). As a result, there was an increase of ¥9,225 million in the Level 3 specified bonds issued by SPEs in Japan because these bonds are held by variable interest entities that have become subject to consolidation. On the other hand, there were decreases of ¥49,408 million and ¥1,296 million in the Level 3 CMBS and RMBS in the U.S., respectively and other asset-backed securities and the Level 3 specified bonds issued by SPEs in Japan, respectively, that are held by the Company and its subsidiaries, because these securities were issued by newly consolidated variable interest entities and accordingly have been eliminated in consolidation.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of September 30, 2010 and March 31, 2010. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

September 30, 2010

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥3,617	¥—	¥—	¥3,617
Real estate collateral-dependent loans (net of allowance for probable loan losses)	134,248	—	—	134,248
Investment in operating leases	7,036	—	—	7,036
Land and buildings undeveloped or under construction	702	—	—	702
Certain investment in affiliates	613	—	—	613

	¥146,216	¥—	¥—	¥146,216

March 31, 2010

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥10,138	¥—	¥—	¥10,138
Real estate collateral-dependent loans (net of allowance for probable loan losses)	105,948	—	—	105,948
Investment in operating leases	21,174	—	—	21,174
Land and buildings undeveloped or under construction	33,978	—	—	33,978
Certain investment in affiliates	502	—	502	—

	¥171,740	¥—	¥502	¥171,238

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), a measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies. Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Investment in operating leases, Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies. The Company and its subsidiaries classified the assets as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, a fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, a fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar asset and accordingly, these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that the market was inactive because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

The Company and its subsidiaries classified the Specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the Specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below to measure their fair value. When evaluating the specified bonds issued by SPEs, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as a discounted cash flow methodology) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3.

4.	Investment in Securities

Investment in securities at September 30, 2010 and March 31, 2010 consists of the following:

	Millions of yen
	September 30, 2010	March 31, 2010
Trading securities	¥22,963	¥49,596
Available-for-sale securities	801,820	845,234
Held-to-maturity securities	43,714	43,732
Other securities	170,239	165,596

Total	¥1,038,736	¥1,104,158

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at September 30, 2010 and March 31, 2010 are as follows:

September 30, 2010

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥155,644	¥1,753	¥(3)	¥157,394
Japanese prefectural and foreign municipal bond securities	23,217	391	(1)	23,607
Corporate debt securities	238,997	3,503	(650)	241,850
Specified bonds issued by SPEs in Japan	215,643	460	(2,251)	213,852
CMBS and RMBS in the U.S., and other asset-backed securities	94,571	3,012	(5,627)	91,956
Equity securities	66,862	13,456	(7,157)	73,161

	794,934	22,575	(15,689)	801,820

Held-to-maturity:
Japanese government bond securities	43,714	3,188	—	46,902

	¥838,648	¥25,763	¥(15,689)	¥848,722

March 31, 2010

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥146,007	¥624	¥(178)	¥146,453
Japanese prefectural and foreign municipal bond securities	19,238	69	(60)	19,247
Corporate debt securities	199,937	910	(1,556)	199,291
Specified bonds issued by SPEs in Japan	249,696	303	(3,694)	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	146,820	10,759	(8,221)	149,358
Equity securities	71,491	16,734	(3,645)	84,580

	833,189	29,399	(17,354)	845,234

Held-to-maturity:
Japanese government bond securities	43,732	—	(715)	43,017

	¥876,921	¥29,399	¥(18,069)	¥888,251

According to ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), non-credit components of other-than-temporary impairments of ¥300 million and ¥1,638 million were included in the unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities at September 30, 2010 and March 31, 2010, respectively.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of September 30, 2010 and March 31, 2010, respectively.

September 30, 2010

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥67,988	¥(3)	¥—	¥—	¥67,988	¥(3)
Japanese prefectural and foreign municipal bond securities	5,079	(1)	—	—	5,079	(1)
Corporate debt securities	51,614	(36)	9,472	(614)	61,086	(650)
Specified bonds issued by SPEs in Japan	15,151	(391)	71,837	(1,860)	86,988	(2,251)
CMBS and RMBS in the U.S., and other asset-backed securities	22,531	(2,067)	22,814	(3,560)	45,345	(5,627)
Equity securities	18,732	(4,616)	6,115	(2,541)	24,847	(7,157)

	¥181,095	¥(7,114)	¥110,238	¥(8,575)	¥291,333	¥(15,689)

March 31, 2010

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥81,432	¥(99)	¥4,768	¥(79)	¥86,200	¥(178)
Japanese prefectural and foreign municipal bond securities	12,480	(60)	—	—	12,480	(60)
Corporate debt securities	88,305	(484)	26,100	(1,072)	114,405	(1,556)
Specified bonds issued by SPEs in Japan	30,189	(1,041)	83,024	(2,653)	113,213	(3,694)
CMBS and RMBS in the U.S., and other asset-backed securities	17,578	(2,141)	65,070	(6,080)	82,648	(8,221)
Equity securities	17,875	(2,739)	4,822	(906)	22,697	(3,645)

	247,859	(6,564)	183,784	(10,790)	431,643	(17,354)

Held-to-maturity:
Japanese government bond securities	43,017	(715)	—	—	43,017	(715)

	¥290,876	¥(7,279)	¥183,784	¥(10,790)	¥474,660	¥(18,069)

Approximately 351 and 411 investment securities were in an unrealized loss position as of September 30, 2010 and March 31, 2010, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2010.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2010.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at September 30, 2010.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for six months ended in September 30, 2009 and 2010 are as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Total other-than-temporary impairment losses	¥8,111	¥12,059
Portion of loss recognized in other comprehensive income (before taxes)	(2,026)	(91)

Net impairment losses recognized in earnings	¥6,085	¥11,968

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended in September 30, 2009 and 2010 are as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Total other-than-temporary impairment losses	¥5,044	¥5,763
Portion of loss recognized in other comprehensive income (before taxes)	(1,707)	(66)

Net impairment losses recognized in earnings	¥3,337	¥5,697

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bond, which have experienced credit losses due to significant decline in the value of the underlying assets, as well as on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed and other asset- backed securities, that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for six months ended September 30, 2009 and 2010 are as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Beginning before reduction	¥906	¥5,016
Reduction to the beginning balance *	—	(1,810)
Beginning after reduction	906	3,206
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	1,060	5,872
Credit loss for which an other-than-temporary impairment was previously recognized	106	220
Reduction during the period:
Credit loss for which an other-than-temporary impairment was previously recognized	—	(89)

Ending	¥2,072	¥9,209

*	Cumulative effects of adopting Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”) (FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140)), and Accounting Standards Update 2009-17 (ASC810 (“Consolidation”) (FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”, ASC810-10 (“Consolidation—Variable Interest Entities”))) have been deducted from the beginning balance.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended September 30, 2009 and 2010 are as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Beginning	¥1,178	¥6,156
Addition:
Credit loss for which an other-than-temporary impairment was not previously recognized	818	2,885
Credit loss for which an other-than-temporary impairment was previously recognized	76	168

Ending	¥2,072	¥9,209

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥75,891 million and ¥72,347 million at September 30, 2010 and March 31, 2010, respectively. Investments with an aggregated cost of ¥72,274 million and ¥62,208 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

The Company and its subsidiaries have adopted Accounting Standards Update 2009-12 (Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)). Under ASC 820, the information about fund investments that the Company and its subsidiaries hold at September 30, 2010 and March 31, 2010 are as follows:

September 30, 2010

Type of Fund Investment	Fair Value (Millions of Yen)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund *	¥15,018	Monthly – Quarterly	10 days – 45 days

Total	¥15,018	—	—

March 31, 2010

Type of Fund Investment	Fair Value (Millions of Yen)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund *	¥14,692	Monthly – Quarterly	10 days – 45 days

Total	¥14,692	—	—

*	This category includes several hedge funds that seek for profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥9,733 million and ¥8,839 million, for the six months ended September 30, 2009 and 2010, respectively. Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥4,620 million and ¥4,396 million, for the three months ended September 30, 2009 and 2010, respectively.

5. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. Until March 31, 2010, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries accounted for the transfer of financial assets to QSPEs as a sale when control over the financial assets was surrendered.

From April 1, 2010, the Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 ((ASC810 (“Consolidation”)). For further information, see Note 6 “ Variable Interest Entities”.

During six months and three months ended September 30, 2009, certain information with respect to these transactions accounted for as sales is as follows. During six months and three months ended September 30, 2010, there were no securitization transactions accounted for as sales.

Millions of yen
Six months ended September 30, 2009
Direct financing leases:
Balance sold	¥8,282
Gains (losses) on sales	(107)
Interests that continue to be held	17,229

Millions of yen
Three months ended September 30, 2009
Direct financing leases:
Balance sold	¥3,041
Gains (losses) on sales	(29)
Interests that continue to be held	—

Regarding securitizations of direct financing lease receivables for the six months and three months ended September 30, 2009, revenues from interests that continue to be held of ¥2,592 million and ¥1,274 million, respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥797 million and ¥421 million for the six months and three months ended September 30, 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥1,350 million and ¥645 million for the six months and three months ended September 30, 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of September 30, 2010 and March 31, 2010, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during six months ended September 30, 2009 are as follows. There are no interests that continue to be held related to securitization transactions completed during the six months ended September 30, 2010.

Direct financing leases
Six months ended September 30, 2009
Expected credit loss	1.51%
Discount rate	2.33%-4.26%
Annual prepayment rate	6.24%

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheets at March 31, 2010. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

March 31, 2010
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.29%-1.62%	0.72%-14.00%	0.74%-1.18%	1.22%-14.00%
Discount rate	1.17%-21.25%	0.22%-9.88%	1.39%-6.33%	0.22%-18.49%
Annual prepayment rate	1.52%-6.66%	2.86%-42.93%	1.56%-5.64%	7.56%-42.93%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	¥76,136	¥2,830	¥25,930	¥23,258
Book value of the interests that continue to be held	67,028	2,859	22,568	23,601
Weighted average life (in years)	2.0-3.4	0.7	13.9-24.5	0.6-4.2
Expected credit loss:
+10%	376	35	47	50
+20%	756	70	94	143
Discount rate:
+10%	605	6	402	311
+20%	1,198	12	793	608
Prepayment rate:
+10%	57	16	173	2
+20%	117	32	341	4

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the interest that continue to be held is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/paid to SPEs for all securitization activities for the six months and three months ended September 30, 2009, are summarized as follows:

Millions of yen
Six months ended September 30, 2009
Proceeds from new securitizations	¥8,175
Servicing fees received	198
Cash flows received on interests that continue to be held	13,202
Repurchases of ineligible assets	(10,294)

Millions of yen
Three months ended September 30, 2009
Proceeds from new securitizations	¥3,012
Servicing fees received	98
Cash flows received on interests that continue to be held	7,930
Repurchases of ineligible assets	(5,260)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of September 30, 2010 and March 31, 2010 are as follows:

September 30, 2010

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥858,642	¥24,036	¥3,967
Installment loans	3,193,971	369,638	19,812

Total assets managed or sold on securitization	4,052,613	¥393,674	¥23,779

Less: assets sold on securitization	(5,348)

Assets held in portfolio	¥4,047,265

March 31, 2010

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥883,452	¥25,682	¥8,744
Installment loans	2,575,568	360,464	49,053

Total assets managed or sold on securitization	3,459,020	¥386,146	¥57,797

Less: assets sold on securitization	(238,288)

Assets held in portfolio	¥3,220,732

The total assets of direct financing leases and installment loans sold on securitization, as of September 30, 2010 and March 31, 2010 are ¥19,294 million and ¥257,654 million, respectively but the assets of ¥13,946 million and ¥19,366 million, respectively, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2010, is ¥31,123 million which is not included in the table above. There were no investment securities sold on securitization, as of September 30, 2010.

6.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

Until March 31, 2010, in accordance with ASC 810-10 before amendment, the Company and its subsidiaries were required to consolidate a VIE as primary beneficiary if the Company and its subsidiaries had a variable interest to absorb a majority of the VIE’s expected loss or receive a majority of the VIE’s expected residual returns or meet both of these conditions by using quantitative analysis.

Also, until March 31, 2010, if SPEs met the criteria for QSPE status in accordance with ASC 860 (“Transfer and Servicing”) and ASC 810-10 before amendment, the Company and its subsidiaries excluded the QSPE from scope of consolidation.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)) and FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), were issued. These Updates remove the concept of a qualifying special-purpose entity (“QSPE”) and remove the exception from applying ASC 810-10 to variable interest entities that are QSPE. As a result the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of all variable interest entities, including QSPE. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effect of adopting these Updates on our financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, and an increase of ¥1,169 billion on total liabilities, respectively, in the consolidated balance sheets. These are mainly included in (f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable, and (g) VIEs for securitization of commercial mortgage loans originated by third parties.

According to these Updates, effective from April 1, 2010, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining the primary beneficiary.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager, asset manager or servicer and receiving variable fees

•	providing liquidity and other financial support

Information about VIEs for the Company and its subsidiaries are as follows:

	Consolidated VIEs

September 30, 2010

	Millions of yen
Types of VIEs	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	¥5,290	¥3,933	¥4,351	¥—
(b) VIEs for acquisition of real estate and real estate development projects for customers	8,041	532	433	—
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	375,258	127,452	187,330	2,680
(d) VIEs for corporate rehabilitation support business	18,314	96	—	—
(e) VIEs for investment in securities	89,062	15,964	16,064	1,543
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	575,648	410,151	575,648	—
(g) VIEs for securitization of commercial mortgage loans originated by third parties	712,201	725,062	704,056	—
(h) Other VIEs	150,316	66,944	138,522	—

Total	¥1,934,130	¥1,350,134	¥1,626,404	¥4,223

March 31, 2010

	Millions of yen
Types of VIEs	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	¥—	¥—	¥—	¥—
(b) VIEs for acquisition of real estate and real estate development projects for customers	17,817	9,245	10,980	—
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	389,343	102,960	156,922	2,680
(d) VIEs for corporate rehabilitation support business	15,462	—	475	—
(e) VIEs for investment in securities	23,804	9,342	—	1,596
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	292,049	202,224	292,049	—
(g) VIEs for securitization of commercial mortgage loans by third parties	—	—	—	—
(h) Other VIEs	6,937	—	—	—

Total	¥745,412	¥323,771	¥460,426	¥4,276

Note:	(1)	The assets of almost all VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
	(2)	The assets are pledged as collateral by VIE for financing of the VIE.
	(3)	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

‚	Non-consolidated VIEs

September 30, 2010

	Millions of yen
		Carrying amount of the variable interests in the VIE
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	¥72,903	¥2,437	¥8,639	¥11,076
(b) VIEs for acquisition of real estate and real estate development projects for customers	859,020	141,280	55,396	224,110
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	577,491	—	27,448	46,415
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans originated by third parties	673,553	7,000	22,334	31,308
(h) Other VIEs	25,127	1,056	1,773	3,579

Total	¥2,208,094	¥151,773	¥115,590	¥316,488

March 31, 2010 (5)

Millions of yen
Carrying amount of the variable interests in the VIE
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	¥80,585	¥2,540	¥10,075	¥12,615
(b) VIEs for acquisition of real estate and real estate development projects for customers	622,872	17,323	41,858	106,469
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	—	—	—	—
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans by third parties	—	—	—	—
(h) Other VIEs	—	—	—	—

Total	¥703,457	¥19,863	¥51,933	¥119,084

Note:	(4)	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
	(5)	Until March 31, 2010, the Company and its subsidiaries had made disclosures according to ASC810-10 before amendment.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. Assets of the consolidated VIEs are mainly included in investment in operating leases in the consolidated balance sheets. Liabilities of the consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. Assets of the consolidated VIEs are mainly included in investment in cash and cash equivalents, operating leases and other operating assets in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in short-term debt in the consolidated balance sheets.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries might be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages.

In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish VIEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

For the six months ended September 30, 2010 and fiscal year ended March 31, 2010, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings during the six months ended September 30, 2010 and fiscal year ended March 31, 2010 was ¥870 million and ¥5,148 million respectively. As a result, the Company and its subsidiaries performed the reassessment and consolidated those VIEs. For three months ended September 30, 2010, the Company and its subsidiaries did not contribute additional funding like this.

Assets of the consolidated VIEs are mainly included in investment in operating leases and other assets in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets. The Company has commitment agreements by which that the Company might be required to make an additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but that are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

Assets of the consolidated VIEs are mainly included in installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in accrued expenses in the consolidated balance sheets.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed mainly by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance.

Assets of the consolidated VIEs are mainly included in investment in affiliates and investment in securities in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt in the consolidated balance sheets. The Company has commitment agreement by which that the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreement by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

Assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company’s subsidiaries hold the subordinated portion of CMBS originated by third parties. In addition to holding the subordinated portion, the subsidiaries take a role as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have a right to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate these VIEs because the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

Assets of the consolidated VIEs are mainly included in installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures as explained in the following paragraph. In addition, a subsidiary has consolidated VIE which is not included in the categories (a) through (g) above, because the subsidiary hold the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income.

In some case, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments. For the other case, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

7.	Investment in Affiliates

Investment in affiliates at September 30, 2010 and March 31, 2010 consists of the following:

	Millions of yen
	September 30, 2010	March 31, 2010
Shares	¥294,749	¥293,488
Loans	102,313	116,223

	¥397,062	¥409,711

Combined and condensed information relating to the affiliates for the six months ended September 30, 2009 and 2010 are as follows (result of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Operations:
Total revenues	¥562,849	¥379,076
Income before income taxes	82,958	27,403
Net income	37,968	19,351

Financial position:
Total assets	¥4,341,612	¥3,976,632
Total liabilities	3,335,105	2,934,889
Shareholders’ equity	1,006,507	1,041,743

During the six months ended September 30, 2009, a loss of ¥6,954 million was recorded in equity in net income (loss) of affiliates in the consolidated statement of income, for a change in fair value of an investment that is measured at fair value by the election of fair value option under ASC 825-10 (“Financial Instruments—The Fair Value Option”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million in gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, in the consolidated statement of income for the six months ended September 30, 2009.

The Company and its subsidiaries have chosen to apply the fair value option to this investment in an affiliate, which is a relatively short-term investment listed in the stock market, in order to reflect the economic value of the investment in our financial statements. We manage this investment at fair value, and we believe that the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for this investment is more relevant than applying the equity method to this investment. As a result, there is no related balance for which the fair value option is applied in the consolidated balance sheet as of September 30, 2010.

8. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the six months ended September 30, 2009 and 2010 are as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Beginning balance	¥25,396	¥28,095
Adjustment of redeemable noncontrolling interests to redemption value	(110)	203
Transaction with noncontrolling interests	297	846
Comprehensive income (loss)
Net income	1,079	900
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(2,254)	(2,473)
Total other comprehensive income (loss)	(2,254)	(2,473)
Comprehensive income (loss)	(1,175)	(1,573)
Cash dividends	—	(5,908)

Ending balance	¥24,408	¥21,663

9.	ORIX Corporation Shareholders’ Equity

ORIX Corporation Shareholders’ Equity as of September 30, 2010 and for the six months ended September 30, 2010 is as follows:

1.	Type and number of outstanding shares, including treasury stock

Common stock, 110,231,840 shares

2.	Type and number of treasury stock

Common stock, 2,744,795 shares

3.	Stock acquisition rights

Liquid Yield Option Notes TM	Convertible into 2,493,309 shares of common stock

Series three unsecured convertible bond (unsecured bond with stock acquisition rights due on June 14, 2022)	Convertible into 21,918,979 shares of common stock, exercisable after February 2, 2009

2006 Stock acquisition rights	¥1,768 million, exercisable after June 21, 2008

2007 Stock acquisition rights	¥1,777 million, exercisable after July 5, 2009

2008 Stock acquisition rights	¥816 million, exercisable after July 18, 2010

4.	Dividends

(1)	Dividend payments

Resolution	The board of directors on May 20, 2010
Type of shares	Common stock
Total dividends paid	¥8,061 million
Dividend per share	¥75.00
Date of dividend record	March 31, 2010
Date of entry into force	June 2, 2010
Dividend resource	Retained earnings

(2)	Dividends for which the date of record is within the six months ended in September 30, 2010, and for which the date of entry into force is after September 30, 2010

There are no applicable dividends.

10.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2009 and 2010, are as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Personnel expenses	¥64,792	¥64,703
Selling expenses	9,577	8,292
Administrative expenses	34,592	25,047
Depreciation	1,616	1,401

Total	¥110,577	¥99,443

Selling, general and administrative expenses for the three months ended September 30, 2009 and 2010 are as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Personnel expenses	¥34,123	¥32,735
Selling expenses	4,429	3,878
Administrative expenses	18,081	12,690
Depreciation	801	711

Total	¥57,434	¥50,014

The amounts that had been previously reported for the six months and the three months ended September 30, 2009 related to discontinued operations are reclassified.

11.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2009 and 2010 consists of the following:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Service cost	¥1,632	¥1,554
Interest cost	640	686
Expected return on plan assets	(876)	(1,019)
Amortization of transition obligation	(2)	(2)
Amortization of net actuarial loss	1,050	522
Amortization of prior service credit	(604)	(596)

Net periodic pension cost	¥1,840	¥1,145

Net pension cost of the plans for the three months ended September 30, 2009 and 2010 consists of the following:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Service cost	¥816	¥777
Interest cost	319	341
Expected return on plan assets	(437)	(508)
Amortization of transition obligation	(1)	(1)
Amortization of net actuarial loss	525	261
Amortization of prior service credit	(302)	(298)

Net periodic pension cost	¥920	¥572

12.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques.

For the six months ended September 30, 2009 and 2010, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,173 million and ¥4,412 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥212 million and ¥3,737 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the six months ended September 30, 2009 and 2010, respectively.

The losses of ¥67 million in the Corporate Financial Services segment, ¥902 million in the Real Estate segment, ¥15 million in the Investment Banking segment and ¥189 million in the Overseas Business segment were recorded for the six months ended September 30, 2009. The losses of ¥104 million in the Corporate Financial Services segment, ¥3,116 million in the Real Estate segment and ¥518 million in the Investment Banking segment were recorded for the six months ended September 30, 2010.

For the three months ended September 30, 2009 and 2010, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥196 million and ¥2,341 million, respectively, which are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended September 30, 2009 and 2010, respectively.

The losses of ¥181 million in the Real Estate segment, ¥15 million in the Investment Banking segment were recorded for the three months ended September 30, 2009. The losses of ¥104 million in the Corporate Financial Services segment, ¥1,514 million in the Real Estate segment and ¥518 million in the Investment Banking segment were recorded for the three months ended September 30, 2010.

The details of significant write-downs are as follows.

Office Buildings—For the six months ended September 30, 2009, write-downs of ¥67 million were recorded for an office building held for sale. For the six months ended September 30, 2010, write-downs of ¥134 million were recorded in relation to two office buildings due to a decline in cash flows of each unit. There was no impairment for office buildings for the three months ended September 30, 2009. For the three months ended September 30, 2010, write-downs of ¥134 million were recorded in relation to the two office buildings due to a decline in cash flows of each unit.

Commercial Facilities other than Office—There was no impairment for office buildings for the six months ended September 30, 2009. For the six months ended September 30, 2010, write-downs of ¥784 million were recorded in relation to four units due to a decline in cash flows of each unit. For the three months ended September 30, 2010, write-downs of ¥451 million were recorded in relation to two facilities due to a decline in cash flows of each unit.

Condominiums—For the six months ended September 30, 2009, write-downs of ¥724 million were recorded mainly for 18 units held for sale. For the six months ended September 30, 2010, write-downs of ¥1,228 million were recorded for 20 condominiums held for sale, and ¥639 million were recorded in relation to eight condominiums due to a decline in cash flows of each unit. For the three months ended September 30, 2009, write-downs of ¥3 million were recorded in relation to two condominiums due to a decline in cash flows of each condominium. For the three months ended September 30, 2010, write-downs of ¥23 million were recorded for a condominium held for sale, and ¥106 million were recorded in relation to three condominiums due to a decline in cash flows of each unit.

Others—For the six months ended September 30, 2009 and 2010, ¥382 million and ¥1,627million of write-downs were recorded for long-lived assets other than the above, including land and buildings undeveloped or under construction, respectively. For the three months ended September 30, 2009 and 2010, ¥193 million and ¥1,627 million of write-downs were recorded for long-lived assets other than the above, including land and buildings undeveloped or under construction, respectively.

13.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and these properties recognized for the six months ended September 30, 2009 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company had begun the liquidation procedure for a subsidiary in Europe since the fiscal year ended March 31, 2008, and had completed such procedure and recorded ¥14 million of liquidation gains for the three months ended June 30, 2009. In addition, one of the subsidiaries of the Company, which operated amusement parks in Japan, had been excluded from consolidation since the voting share in this entity had been diluted and a gain of ¥1,856 million was recognized for the three months ended September 30, 2009.

The Company and its subsidiary determined to terminate the PFI contract for hospital management business with one of its subsidiaries in Japan during the fiscal year ended March 31, 2010. There is no significant asset and liability of the subsidiary in the accompanying consolidated balance sheet at September 30, 2010. For the three months ended September 30, 2010, the Company wound up a subsidiary in Japan that was established in order to enter into derivative business. In addition, one of the subsidiaries of the Company has sold its subsidiary, which operated consulting business in medical and nursing care field. As a result of the sale, a gain of ¥263 million was recognized for the three months ended September 30, 2010.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the six months ended September 30, 2009 and 2010 and the three months ended September 30, 2009 and 2010, the Company and its subsidiaries recognized ¥8,327 million, ¥5,003 million, ¥7,822 million and ¥267 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥15,517 million and ¥31,611 million which are mainly included in investment in operating leases at September 30, 2010 and March 31, 2010, respectively.

Discontinued operations for the six months ended September 30, 2009 and 2010 and the three months ended September 30, 2009 and 2010 consist of the following:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Revenues	¥21,376	¥5,827
Income from discontinued operations, net *	7,129	2,538

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Revenues	¥14,073	¥516
Income from discontinued operations, net *	6,939	347

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties. The amounts of such gains for the six months ended September 30, 2009 and 2010 and the three months ended September 30, 2009 and 2010 are ¥10,197 million, ¥5,266 million, ¥9,678 million and ¥530 million, respectively.

14.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2009 and 2010 and the three months ended September 30, 2009 and 2010 is as follows:

During the six months ended September 30, 2009, the diluted EPS calculation excludes convertible bond for 2,460 thousand shares and stock options for 1,425 thousand shares, as they were antidilutive.

During the six months ended September 30, 2010, the diluted EPS calculation excludes stock options for 1,223 thousand shares, as they were antidilutive.

During the three months ended September 30, 2009, the diluted EPS calculation excludes convertible bond for 2,479 thousand shares and stock options for 1,404 thousand shares, as they were antidilutive.

During the three months ended September 30, 2010, the diluted EPS calculation excludes stock options for 1,282 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Income attributable to ORIX Corporation from continuing operations	¥12,955	¥31,480
Effect of dilutive securities—
Expense related to convertible bond	654	1,209

Income attributable to ORIX Corporation from continuing operations for diluted EPS computation	¥13,609	¥32,689

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Income attributable to ORIX Corporation from continuing operations	¥6,003	¥17,280
Effect of dilutive securities—
Expense related to convertible bond	328	600

Income attributable to ORIX Corporation from continuing operations for diluted EPS computation	¥6,331	¥17,880

	Thousands of Shares
	Six months ended September 30, 2009	Six months ended September 30, 2010
Weighted- average shares	97,132	107,486
Effect of dilutive securities—
Conversion of convertible bond	21,444	24,412
Exercise of stock option	—	78

Weighted-average shares for diluted EPS computation	118,576	131,976

	Thousands of Shares
	Three months ended September 30, 2009	Three months ended September 30, 2010
Weighted- average shares	102,930	107,487
Effect of dilutive securities—
Conversion of convertible bond	21,712	24,412
Exercise of stock option	—	90

Weighted-average shares for diluted EPS computation	124,642	131,989

	Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥133.37	¥292.88
Diluted	114.76	247.69

	Yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥58.32	¥160.76
Diluted	50.80	135.46

ORIX Corporation shareholders’ equity per share as of September 30, 2010, and March 31, 2010 is as follows:

	Yen
	September 30, 2010	March 31, 2010
	¥11,906.55	¥12,082.56

15.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings or bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. Therefore, the Company and certain subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and certain subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and certain subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging Activities”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Interest rate swap agreements	¥651	Interest on loans and investment securities/Interest expense	¥(21)	—	¥—

Foreign exchange contracts	382	Foreign currency transaction loss	3	—	—

Foreign currency swap agreements	(2,876)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(92)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥486	Other operating revenues / expenses	¥(498)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	8,645	Foreign currency transaction loss	(8,645)	Foreign currency transaction loss

Foreign currency swap agreements	3,264	Other operating revenues / expenses	(3,264)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Foreign exchange contracts	¥2,178	Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	¥779	—	¥—

Debt loan and bond in local currency	3,804	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥14	Other operating revenues / expenses

Foreign currency swap agreements	995	Other operating revenues / expenses

Futures	196	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	20	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	285	Other operating revenues / expenses

Options held/written, Caps held	(569)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the six months ended September 30, 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Interest rate swap agreements	¥129	Interest on loans and investment securities/Interest expense	¥(285)	—	¥—

Foreign exchange contracts	826	Foreign currency transaction loss	75	—	—

Foreign currency swap agreements	(109)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	70	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥4,193	Other operating revenues / expenses	¥(4,348)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	8,864	Foreign currency transaction loss	(8,864)	Foreign currency transaction loss

Foreign currency swap agreements	4,930	Other operating revenues / expenses	(4,930)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Foreign exchange contracts	¥4,812	Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	¥39	—	¥—

Debt loan and bond in local currency	3,671	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥62	Other operating revenues / expenses

Foreign currency swap agreements	(9)	Other operating revenues / expenses

Futures	643	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	160	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	84	Other operating revenues / expenses

Options held/written, caps held, other	(103)	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended September 30, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Interest rate swap agreements	¥471	Interest on loans and investment securities/Interest expense	¥(8)	—	¥—

Foreign exchange contracts	264	Foreign currency transaction loss	1	—	—

Foreign currency swap agreements	(1,004)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(34)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥73	Other operating revenues / expenses	¥(146)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	6,708	Foreign currency transaction loss	(6,708)	Foreign currency transaction loss

Foreign currency swap agreements	2,733	Other operating revenues / expenses	(2,733)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Foreign exchange contracts	¥2,524	—	¥—	—	¥—

Debt loan and bond in local currency	2,833	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥11	Other operating revenues / expenses

Foreign currency swap agreements	33	Other operating revenues / expenses

Futures	282	Brokerage commissions and net gains (losses) on investment securities

Foreign exchange contracts	(13)	Brokerage commissions and net gains (losses) on investment securities

Credit derivatives held/written	48	Other operating revenues / expenses

Options held/written, Caps held	65	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended September 30, 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Interest rate swap agreements	¥97	Interest on loans and investment securities/Interest expense	¥(39)	—	¥—

Foreign exchange contracts	447	Foreign currency transaction loss	72	—	—

Foreign currency swap agreements	(1,286)	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss	(251)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥1,688	Other operating revenues / expenses	¥(1,755)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	3,389	Foreign currency transaction loss	(3,389)	Foreign currency transaction loss

Foreign currency swap agreements	1,026	Other operating revenues / expenses	(1,026)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen
Foreign exchange contracts	¥1,817	—	¥—	—	¥—

Debt loan and bond in local currency	1,834	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statement of income location
Interest rate swap agreements	¥58	Other operating revenues / expenses

Foreign currency swap agreements	29	Other operating revenues / expenses

Futures	818	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	110	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(34)	Other operating revenues / expenses

Options held/written, caps held, other	(199)	Other operating revenues / expenses

Notional amounts of derivative instruments and fair values of derivative instruments in consolidated balance sheets at September 30, 2010 and March 31, 2010 are as follows.

September 30, 2010

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	¥149,476	¥4,500	Other receivables	¥2,062	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	114,607	2,670	Other receivables	883	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	190,056	16,066	Other receivables	28,350	Trade notes, accounts payable and other liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥5,051	¥—	—	¥23	Trade notes, accounts payable and other liabilities

Options held/written, caps held, other	77,455	2,888	Other receivables	2,082	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	213,113	1,675	Other receivables	1,007	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	10,106	1,579	Other receivables	1,535	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	46,223	572	Other receivables	—	—

March 31, 2010

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	¥170,193	¥191	Other receivables	¥2,862	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	171,681	834	Other receivables	4,968	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	207,049	12,671	Other receivables	22,053	Trade notes, accounts payable and other liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥9,096	¥1	Other receivables	¥94	Trade notes, accounts payable and other liabilities

Options held/written, caps held	21,690	555	Other receivables	189	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	379,754	1,241	Other receivables	769	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	10,567	1,053	Other receivables	1,000	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	48,490	528	Other receivables	40	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2010.

ASC 815-10-65-2 (“Derivatives and Hedging—Disclosures about Credit Derivatives and Certain Guarantees and Clarification of the Effective Date of ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging Activities”)”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of September 30, 2010 and March 31, 2010. Details of credit derivatives written are as follows.

September 30, 2010

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	Less than two years	¥ 82

Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	38,921	Less than one year	486

March 31, 2010

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	Less than two years	¥ (1)

Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	41,146	Less than two years	493

*1	Underlying reference company’s credit ratings are BBB+ or better rated by rating agencies as of September 30, 2010 and March 31, 2010.
*2	Underlying reference CMBS is highest grade tranche and its credit rating is Baa1 or better rated by rating agencies as of September 30, 2010 and March 31, 2010. Unless such highest grade tranche of CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

16.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

September 30, 2010

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥22,963	¥22,963
Futures, foreign exchange contracts:
Assets	1,601	1,601
Liabilities	988	988
Credit derivatives held/written:
Assets	572	572
Liabilities	—	—
Options held/written, caps held, other:
Assets	2,888	2,888
Liabilities	2,082	2,082
Non-trading instruments
Assets:
Cash and cash equivalents	¥749,009	¥749,009
Restricted cash	120,717	120,717
Time deposits	3,318	3,318
Installment loans (net of allowance for probable loan losses)	3,040,000	3,037,782
Investment in securities:
Practicable to estimate fair value	860,552	863,740
Not practicable to estimate fair value	155,221	155,221
Liabilities:
Short-term debt	543,432	543,432
Deposits	920,765	927,330
Long-term debt	4,740,372	4,713,213
Futures, foreign exchange contracts:
Assets	2,744	2,744
Liabilities	902	902
Foreign currency swap agreements:
Assets	17,645	17,645
Liabilities	29,885	29,885
Interest rate swap agreements:
Assets	4,500	4,500
Liabilities	2,085	2,085

March 31, 2010

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥49,596	¥49,596
Futures, foreign exchange contracts:
Assets	1,198	1,198
Liabilities	766	766
Credit derivatives held/written:
Assets	528	528
Liabilities	40	40
Options held/written, caps held:
Assets	555	555
Liabilities	189	189
Non-trading instruments
Assets:
Cash and cash equivalents	¥639,087	¥639,087
Restricted cash	77,486	77,486
Time deposits	548	548
Installment loans (net of allowance for probable loan losses)	2,330,697	2,318,466
Investment in securities:
Practicable to estimate fair value	903,658	902,943
Not practicable to estimate fair value	150,904	150,904
Liabilities:
Short-term debt	573,565	573,565
Deposits	853,269	855,620
Long-term debt	3,836,270	3,869,238
Futures, foreign exchange contracts:
Assets	877	877
Liabilities	4,971	4,971
Foreign currency swap agreements:
Assets	13,724	13,724
Liabilities	23,053	23,053
Interest rate swap agreements:
Assets	192	192
Liabilities	2,956	2,956

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 3). For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). For certain investment funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

17.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥9,440 million and ¥8,308 million as of September 30, 2010 and March 31, 2010, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2010	March 31, 2010
Within one year	¥3,714	¥3,870
More than one year	22,330	23,048

Total	¥26,044	¥26,918

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,078 million and ¥4,091 million for the six months ended September 30, 2009 and 2010, respectively, and ¥2,484 million and ¥2,067 million for the three months ended September 30, 2009 and 2010, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥513 million and ¥528 million for the six months ended September 30, 2009 and 2010, respectively, and ¥255 million and ¥224 million for the three months ended September 30, 2009 and 2010, respectively. As of September 30, 2010 and March 31, 2010, the amounts due are as follows:

	Millions of yen
	September 30, 2010	March 31, 2010
Within one year	¥422	¥718
More than one year	252	370

Total	¥674	¥1,088

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥187,666 million and ¥159,812 million as of September 30, 2010 and March 31, 2010, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥84,425 million and ¥88,548 million as of September 30, 2010 and March 31, 2010, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of ASC 460-10. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of September 30, 2010 and March 31, 2010.

	Millions of yen
	September 30, 2010		March 31, 2010
Guarantees:	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Corporate loans	¥327,954	¥2,245	¥321,448	¥2,986
Transferred loans	165,882	2,173	—	—
Housing loans	17,640	2,401	18,798	2,644
Other	152	—	3	1

Total	¥511,628	¥6,819	¥340,249	¥5,631

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of September 30, 2010 and March 31, 2010, total amount of such guarantees are both ¥1,217,500 million, respectively, and book value of guarantee liabilities which amount is included in the table above are ¥919 million and ¥1,001 million, respectively.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2010.

Guarantee of transferred loans: A subsidiary guarantees the performance of certain housing loans it transferred to Federal National Mortgage Association and is obliged to absorb some of the losses when losses arise from the transferred loans.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 6 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions secured by the following assets as of September 30, 2010 and March 31, 2010:

	Millions of yen
	September 30, 2010	March 31, 2010
Minimum lease payments, loans and investment in operating leases	¥78,220	¥117,595
Investment in securities *	32,259	309
Other operating assets	51,205	52,861
Investment in affiliates and other assets	16,328	21,390

Total	¥178,012	¥192,155

*	Including investment in securities with repurchase agreements of ¥0 million and ¥179 million as of September 30, 2010 and March 31, 2010, respectively.

As of September 30, 2010 and March 31, 2010, investment in securities of ¥63,768 million and ¥76,417 million, respectively, were primarily pledged for collateral deposits.

Under loan agreements, the Company and certain subsidiaries are required to provide collaterals pledged for short-term and long-term debt from commercial banks and certain insurance companies at anytime if requested by the lenders. To date, the Company has not received any such requests from the lenders.

18. Segment Information

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From April 1, 2010, the Company changed the measure of segments related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidation”) since the Company’s management changed its internal performance assessment measures to manage its segments.

In addition, from April 1, 2010, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and the Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the three and six months ended September 30, 2009 and as of March 31, 2010.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing

Real Estate	:	Development and rentals of commercial real estate, Condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services

Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage

Retail	:	Life insurance, trust and banking services, card loan and online securities brokerage operated by affiliates

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

Financial information of the segments for the six months ended September 30, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	¥50,111	¥114,221	¥95,940	¥46,409	¥81,686	¥88,039	¥476,406
Segment profits (losses)	(9,413)	11,616	10,728	(14,394)	14,820	21,489	34,846

Financial information of the segments for the six months ended September 30, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	¥50,435	¥112,511	¥82,770	¥52,313	¥75,237	¥83,897	¥457,163
Segment profits	4,933	14,041	3,799	4,258	15,175	22,478	64,684

Financial information of the segments for the three months ended September 30, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	¥24,309	¥56,780	¥53,295	¥22,829	¥38,461	¥45,766	¥241,440
Segment profits (losses)	(10,926)	5,786	10,467	(3,976)	9,639	10,232	21,222

Financial information of the segments for the three months ended September 30, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	¥26,590	¥55,734	¥43,125	¥25,548	¥39,655	¥40,774	¥231,426
Segment profits	2,929	7,288	1,619	2,149	7,070	11,043	32,098

Segment assets information as of September 30, 2010 and March 31, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
September 30, 2010	¥1,088,198	¥531,905	¥1,071,433	¥1,019,565	¥1,627,935	¥788,856	¥6,127,892
March 31, 2010	1,178,458	515,716	1,079,273	1,071,255	1,578,758	860,815	6,284,275

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

In addition, from April 1, 2010, the Company changed the measure of segments related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations”) since the Company’s management changed its internal performance assessment measures to manage its segments.

For those consolidated VIEs used, VIEs for securitization, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on an amount of the Company and its subsidiaries’ net investments in the VIEs, which is also different from the amount of total assets of the VIEs, and accordingly, segment revenues are measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Segment revenues:
Total revenues for segments	¥476,406	¥457,163
Revenue related to corporate assets	4,635	3,027
Revenue related to certain VIEs	2,076	27,511
Revenue from discontinued operations	(21,376)	(5,827)

Total consolidated revenues	¥461,741	¥481,874

Segment profit:
Total profit for segments	¥34,846	¥64,684
Corporate interest expenses, general and administrative expenses	138	(5,096)
Corporate write-downs of securities	(887)	—
Corporate net gains on investment securities	173	203
Corporate other gain or loss	(960)	(2,030)
Gain or loss related to assets or debt of certain VIEs	—	(1,460)
Discontinued operations	(10,816)	(4,406)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	338	1,065

Total consolidated income before income taxes and discontinued operations	¥22,832	¥52,960

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Segment revenues:
Total revenues for segments	¥241,440	¥231,426
Revenue related to corporate assets	738	2,714
Revenue related to certain VIEs	1,210	13,960
Revenue from discontinued operations	(14,073)	(516)

Total consolidated revenues	¥229,315	¥247,584

Segment profit:
Total profit for segments	¥21,222	¥32,098
Corporate interest expenses, general and administrative expenses	190	(3,072)
Corporate net gains (losses) on investment securities	(33)	—
Corporate other gain or loss	(503)	433
Gain or loss related to assets or debt of certain VIEs	—	(1,460)
Discontinued operations	(10,425)	(498)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	343	648

Total consolidated income before income taxes and discontinued operations	¥10,794	¥28,149

	Millions of yen
	March 31, 2010	September 30, 2010
Segment assets:
Total assets for segments	¥6,284,275	¥6,127,892
Cash and cash equivalents, restricted cash and time deposits	717,121	873,044
Allowance for doubtful receivables on direct financing leases and probable loan losses	(157,523)	(175,723)
Other receivables	210,521	197,202
Other corporate assets	485,746	495,316
Certain VIEs’ assets	199,660	1,126,027

Total consolidated assets	¥7,739,800	¥8,643,758

From April 1, 2010, certain VIEs’ assets, revenues and gains or losses related to certain VIEs are included in the reconciliation of segment totals to consolidated financial statement amounts. Due to these changes, the reclassified figures are shown for the three and six months ended September 30, 2009 and as of March 31, 2010.

The following information represents geographic revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2009

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥398,499	¥44,110	¥40,508	¥(21,376)	¥461,741
Income before Income Taxes	13,051	8,356	12,241	(10,816)	22,832

For the six months ended September 30, 2010

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥379,843	¥68,263	¥39,595	¥(5,827)	¥481,874
Income before Income Taxes	35,268	9,491	12,607	(4,406)	52,960

For the three months ended September 30, 2009

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥198,627	¥23,525	¥21,236	¥(14,073)	¥229,315
Income before Income Taxes	10,789	3,436	6,994	(10,425)	10,794

For the three months ended September 30, 2010

	Millions of yen
	Japan	America *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥194,834	¥34,737	¥18,529	¥(516)	¥247,584
Income before Income Taxes	17,497	4,516	6,634	(498)	28,149

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the three and six months ended September 30, 2009 and 2010.

19.	Subsequent Event

There are no applicable subsequent events.